SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: For the period ending 31 March 2006
TELSTRA CORPORATION LIMITED
ACN 051 775 556
242 Exhibition Street
Melbourne Victoria 3000
Australia
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INDEX

Goldman Sachs JB Were Australasian Investment Forum — New York

Transcript of speech by John Stanhope Chief Financial Officer Telstra, at the Goldman Sachs JB Were Australasian Investment Forum – New York

Telstra presentation to the Citigroup Investment Conference, London

Transcript of speech by John Stanhope, Chief Financial Officer Telstra, at the Citigroup Investment Conference, London

Telstra Half-year Review 2006

Telstra presentation to Credit Suisse Investment Conference, Hong Kong

Transcript of presentation by Sol Trujillo CEO Telstra, at the Credit Suisse Investment Conference, Hong Kong

7 March 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone	03 9634 6400
	Facsimile	03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Goldman Sachs JBWere Australasian Investment Forum — New York
In accordance with the listing rules, I attach a copy of a presentation by John Stanhope Chief Financial Officer Telstra, made at the Goldman Sachs JBWere conference, for release to the market.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra Corporation Limited GSJBW — Australasian Investment Forum John Stanhope Chief Financial Officer I’m ready to buy These presentations include certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, these forward- looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained in these presentations. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra; the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra will operate. A number of these factors are described in Telstra’s Annual Report and Form 20-F.
All forward-looking figures in this presentation are unaudited and based on AGAAP. Certain figures may be subject to rounding differences. All market share information in this presentation is based on management estimates based on internally available information unless otherwise indicated. 1 Disclaimer 1
1

The Story so Far
What have been the trends in the business
I’m ready to buy
Page 3
The story so far... I’m ready to buy
Page 4
Revenue mix shifting to currently lower margin products Revenue and cost trends are concerning... Income Growth 1H05 2H05 1H06 1.9% 2.6% 4.6% 3.0 5.0 4.0 0.0 1.0 2.0% 6.0 10.0 8.0 0 2.0 4.0 Cost Growth Before Interest % 4.0% 3.1% 6.3% 1H05 2H05 1H06 We have too many of everything
I’m ready to buy 2
2

3 I’m ready to buy Page 5 Where are we now? Highlights of 1H 2006 I’m ready to buy Page 6 Sales Revenue 11.28 11.44 1.5 Total Income 11.36 11.58 1.9 Operating Expenses (before D&A) 5.88 6.28 6.8 EBITDA 5.48 5.30 (3.4) EBIT 3.75 3.49 (7.0) NPAT 2.39 2.14 (10.3) Basic EPS 19.1 17.3 (9.4) EBITDA Margin (%) 48.6% 46.3% (2.3) Domestic Operating Capex (incl 3G) 1.72 1.81 4.8 Free Cash Flow 2.04 1.96 (4.0) Total dividends per share (cents) 20 20 - Results ($ billions except margins & EPS) 1H05 1H06% Ä
3

4 I’m ready to buy Page 7 Sales Drivers Internet & IP solutions 888 42 Mobiles 2,486 4.6 Sensis 944 6.3 Pay TV 156 29 ISDN 421 (7.1) Specialised Data 453 (8.5) PSTN Voice 3,818 (7.6) Drivers of Revenue Growth Actual $m Growth % -313 56 109 264 35 -42 -32 Movement $m Growth drivers — broadband, Sensis, mobiles I’m ready to buy Page 8 1H 05 1H 06 Labour +9.1% Redundancy Salary increases Controlled entities Goods & Services Purchased +3.4% Network payments Pay TV bundling Handset subsidies Other operating expenses +8.4% Service contracts Prior period currency gain $2,053m $2,214m $2,011m $1,882m $2,141m $1,855m +6.3% $8,089m $7,609m $1,732m $1,810m Depreciation and Amortisation +4.5% ADSL build 3G JV/spectrum
4

5 I’m ready to buy Page 9 FY06 operating capex guidance $4.8b-$5.1b Operating Capital Expenditure / Cash Flow Capex: 3G JV payment to Hutchison $312m International transmission Cashflow: Lower earnings, lower investment spend 1,724 1,806 107 179 1H 05 1H 06 Domestic 8% Offshore Operating Capex 111 240 94 154 517 1000 1200 1400 1600 1800 2000 2200 1H 05 Cash EBIT Working Capital Tax Operating Capex Investing Capex/Proceeds 1H 06 Free Cash Flow -4% $2,038m $1,956m I’m ready to buy Page 10 What does this mean for FY06 EBIT guidance ? Guidance
5

6 I’m ready to buy Page 11 FY06 Earnings Guidance FY06 EBIT change vs. FY05 (percent) -30% -20% -10% 0% -7% to -10% -15% to -20% -21% to -26% September 05 guidance Program EBIT improvement (incremental Rev less COGS) Net Program opex cost (inc. additional in year redundancy) Additional D&A due to network decommissioning Total R&R provision Total On track to meet FY06 guidance I’m ready to buy Page 12 What are we doing to change the business ? Strategy
6

7 I’m ready to buy Page 13 Our Strategic Priorities Focus on integrated services Invest to take out complexity and cost Implement market based management to know the customer like never before Win in mobiles and broadband — targeting 55% retail broadband market share by FY08 Invest in new services and applications to differentiate ourselves Accelerate opportunities at Sensis Target investment to where we can create value and limit investment that lacks shareholder safeguards We are taking the tough medicine to create long term shareholder value... I’m ready to buy Page 14 Our Strategic Priorities -Market Based Management Differentiation at Telstra Leverage off our position as the only full service provider in the market to create truly integrated customer solutions Simple, easy-to-use, one click applications Intuitive functionality and navigation Common interfaces Personalisation Shared application services Market-Based Management puts our customers at the centre of everything we do. It is the first key pillar of our new strategy Impacts on Telstra Growth Improved Sales Improved ARPU Customer Satisfaction Reduced Churn Cost to Serve Efficiencies of spend Profitability Improved customer lifetime value
7

8 I’m ready to buy Page 15 Our Strategic Priorities — One Factory Our current network and IT infrastructure: Has significant duplication, complexity and under investment Is not equipped to deliver integrated applications & services Is not cost effective We have implemented a One Factory model: Principle #1: Do it once Principle #2: Do it ‘right’ for the customer Principle #3: Do it in an integrated way Principle #4: Do it at low unit cost Outcomes: This will lead to a more streamlined, leaner structure with less complexity resulting in reduced headcount and costs We will transform our IT capability to deliver truly integrated services that customers value, in a profitable manner I’m ready to buy Page 16 Timeline for NGN Build 3G wireless IT (OSS/BSS) Class 5 & Class 4 Soft Switches ATM-Core Exit Multi Service Edge Next Gen Ethernet IP/MPLS Core Broadband Access IP-DSLAM & FTTN(MSAN) Year 5 FY10 Year 4 FY09 Year 3 FY08 Year 2 FYO7 Year 1 FYO6 Major Milestones: IP DSLAM progressing/FTTN on hold Exit Build Complete
8

9 I’m ready to buy Page 17 What progress has already been made? Progress to date I’m ready to buy Page 18 Strategic Outcomes — Progress to date 1000 workforce reduction since June 30 (incl contractors) Cost reduction programs commenced 1H06 Capex saving of $300m identified and redirected to transformational projects Over 400 low value projects stopped Unsatisfied ADSL orders reduced by 48% since August 22,000 customer interviews completed, with 7 needs based segments identified It’s early days, but there is progress in the transformation’s strategic goals...
9

10 I’m ready to buy Page 19 Strategic Outcomes — Progress to date Vendors signed: Ericsson — 3G 850 network to over 5,000 sites Cisco — IP core Tellabs -Multi-Service Edge/SDN replacement Alcatel — IP DSLAMS and softswitches IT transformation: Detailed scoping for all 26 Operational Support Systems (OSS) domains complete Siebel Business Support Systems (BSS) licensing agreement signed Complexity Reduction: Almost 200 platform exits identified I’m ready to buy Page 20 However, outcomes will be impacted by the regulatory environment Regulation
10

11 I’m ready to buy Page 21 Regulation ULL Issue — structure and level of pricing Our position — $30 averaged undertaking lodged Next steps — ACCC report to Government by end of March on price structure. ACCC assessment of price level undertaking expected shortly after Safe guard Issue — lack of regulatory certainty on new investments Our position — FTTN on hold as we seek new investments to be regulated like all other industries Next steps — discussions with Government continuing Operational Separation Issue — Draft plan is available for public consultation Our position- ensure application of the principles do not impede our ability to fairly compete in the market Next steps — report to Minister by end of March, Minister response due end of June I’m ready to buy Page 22 Stakes in the Ground* FY10 will be the same level as of Jan 1st 2006** Revenue growth 2.0% to 2.5% p.a. (FY10 vs. FY05) 20-30% of new revenue growth Down 6,000 — 8,000 over 3 years Down 10,000 — 12,000 over 5 years Falls to 12% of revenue in 2010 after $2.5B — $3.5B bubble in FY06-FY08 New product revenue Workforce CAPEX Cost EBITDA ($) 3-5% p.a. growth through FY10 EBITDA margin 50% — 52% by FY10 $6B — $7B by 2010 Free cash flow Intend to pay 28 cps to FY08*** Dividend *Subject to a reasonable regulatory outcome **Annualised ***Subject to normal Board considerations
11

12 I’m ready to buy Page 23 Key Messages 1H result shows continuation of deteriorating traditional product trends We are setting the foundations for successful execution of strategy A new strategic direction has been announced I’m ready to buy Telstra Corporation Limited GSJBW — Australasian Investment Forum Q&A
12

7 March 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Transcript of speech by John Stanhope Chief Financial Officer Telstra, at the Goldman Sachs JB Were Australasian Investment Forum — New York.
In accordance with the listing rules, I attach a transcript of a speech given by John Stanhope Chief Financial Officer Telstra, at the Goldman Sachs JB Were conference, for release to the market.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

CFO Speech for International Roadshow	2
March 2006
     MODERATOR: Well, ladies and gentlemen, we’ll move to our next session, and it’s my pleasure to introduce John Stanhope, Chief Financial Officer and Group Managing Director of Telstra Corporation, and he’s here with David Anderson, the head of Investor Relations.
     John was appointed to the role of CFO in 2003, and it’s interesting just to note the press over the last couple of days with the potential for the AT&T and Bell South merger, because in Australia this is something that Telstra ought to use in terms of providing services right across the spectrum. So it’s interesting to see others moving back that way.
     Telstra’s in the midst of a major business transformation program which we’ll look forward to hearing about, and is currently capped at around 48 billion Australian dollars. So, John, welcome.
Slide 1
     MR. JOHN STANHOPE: Thank you very much, Graham, and good morning, everybody. It’s very interesting what has occurred since I was here 12 months ago at the inaugural Australasian Goldman Sachs conference. New CEO, new strategy. You can’t change much more than that really. But it’s exciting times in Telstra, it really is.

     It’s been a year I guess since I addressed you, and what I’ll do today is while I’ll focus a little bit on the half year or interim result, I really want to give you a sense of our strategy and how we’re proceeding with that.
Slide 2
     Obviously, we have the normal disclaimer that you’re all used to seeing I guess.
Slide 3
     Okay, so let me start by explaining why we needed to undertake this transformation. The reality is that the financial trends at Telstra, not dissimilar to telcos around the world I suppose, are not good, and they have continued on from the last fiscal year. So the trend continues. And what I’m really talking about here is that the Telstra top line growth has been decelerating, and what is concerning I guess is that the PSTN or the fixed line revenues are declining at such a rate, that the revenue base associated, or more to the point, the earnings or the EBIT growth associated with the products that are growing – broadband, wireless, and our classified advertising business called Sensis – are not yet big enough to compensate the earnings reduction caused through the decelerating PSTN or fixed line revenues.

     Our telecom related revenue mix is shifting towards those lower margin products with PSTN revenues now 33 percent of sales compared to 40 percent two years ago. Broadband growth is strong, and its margins will improve as we build scale and reduce the operating costs in the delivery of those services.
     It is essential that Telstra does maximize its market share in the newer revenue streams to capture as much of the migration that’s taking place away from PSTN to those products as we possibly can.
     With a multiplicity of network elements and the rapidly rising volumes, the cost of running all of this is growing rapidly as multiple evolutions of mobile technology mean we are currently running three wireless networks. We have multipole evolution of data services, most of which is still in the network. And this is clearly inefficient. So all those things are the reasons why we need to transform this business.
Slide 5
     But with that, let me just give you an overview of the results for the first half. I won’t spend too much time on this.
Slide 6
     Overall, the results of the first half was in line with the guidance that we gave and consistent with the trends that we had flagged at our strategy day on the 15th of November last year. Modest sales revenue growth was more than offset by cost growth, leading to a decline in earnings performance and margins. The 6.8 percent increase in operating expenses before depreciation and amortisation does include a 78 million increase in redundancy and associated costs as we continue to focus on reducing staff. Without the increase in that redundancy cost, the growth would have been about 5.6 percent.
     Domestic cash operating CAPEX increased 5 percent, driven by the latest joint venture payment to Hutchison for our 3G network sharing agreement on the 2100 megahertz band.
     A fully franked dividend of 20 cents per share has been declared which includes a 14 cents per share ordinary dividend and a 6 cent per share special dividend.
Slide 7
     The key drivers of our sales revenue growth continue to be internet, broadband, mobiles, and our Sensis business, offset, as I said earlier, by the declining PSTN and legacy data revenue.
     Broadband revenues continue to surge. They were up 73 percent. Our recent marketing offers have gained traction as we added 41,000 more retail subscribers than wholesale in the past six months. On the strength of that result, we believe we have increased our retail market share to 43 percent, that’s up 6 percent for retail broadband over the last two years. And you’ll see later we have an ambitious target to even increase that further.
     Our information services search and transaction business, Sensis, delivered a 5.3 percent revenue growth over the first half, and it is on track to meet its 2006 financial year target of 6 to 7 percent organic revenue growth.
     Total mobiles growth has slowed, and I would characterise this as a fairly mediocre result, 4.6 percent compared to the prior years. As expected, capped plans, or bucket plans as they’re probably more known here, impacted yields in the average revenue per user. Calling revenues are flat with mobile services growth driven by mobile data which was actually up 14 percent in half on half. Where mobile data was once dominated by SMS, high speed data revenues are now emerging with blackberries and other data usage.
     The PSTN decline accelerated slightly faster than we expected at 7.6 percent as volume migration and yield pressures continue. Those trends will be addressed when we implement our market based management approach. However, we are seeing good retention from our latest broadband offer.
Slide 8
     Operating expenses including depreciation and amortisation were up 6.3 percent. The major driver was in labour, which was up 9.1 percent, and as I mentioned earlier, $78 million was because of the redundancy payments as we begin the staff reduction program. But salary increases accounted for 45 million, and there was a 59 million increase from controlled entitles coming in for the full six months into the calculation of our result and, therefore, the growth in costs.
     The increase of 3 percent there you see in goods and services purchase was driven mostly by higher network payments for a full six months of offshore acquisition activity and increased domestic volumes. Other expenses increased 8.4 percent, mostly related to increased service contracts. So contractors associated with broadband demand in particular and some customer access network rehabilitation.
     Depreciation and amortisation was up 4 to 5 percent as the asset base does continue to expand to support broadband and mobiles in particular. The new strategy will impact depreciation and amortisation, as we mentioned, on the strategy day in the second half as we take elements out of the network as we build our next generation network.
Slide 9
     Operating capital expenditure increased 8 percent largely due to the $312 million 3G joint venture investment payment we made to Hutchison. The other main driver is the increased international cable capacity required to support the increased demands for data and higher bandwidth from the increasing broadband penetration in Australia and obviously the consequential international traffic that occurs from that. The pipes are filling up out of Australia, across to particularly the U.S.
     Our guidance for full year, or fiscal year ‘06 I should say, cash operational expenses, CAPEX rather, including offshore, is between 4.8 and 5.1 billion which includes spend on the strategic initiatives that we will be taking in ‘05/06.
     Free cash flow, you can see from the slide, has declined 4 percent as a result of a number of factors. The graph shows declines in the operational categories of EBIT, working capital, tax, and operating CAPEX, partly offset by an improved investment CAPEX position. We haven’t made as many acquisitions in this first half as we did in the first half in the prior corresponding period.
Slide 10
     So let me now just sort of finish off the half year that was by looking at the outlook for the full year.
Slide 11
     We expect EBIT to decline 7 to 10 percent before taking into account the strategic review overlay. When we include the strategic impacts like the accelerated depreciation I mentioned before, we expect EBIT to decline 15 to 20 percent, and should we take a provision for redundancy provisions in June ’06, then it’ll be somewhere between 21 and 26 percent. So ‘05/06 is really the first year of where we need to spend to, or reinvest for the future if you like with our new strategy.
     A regulatory caveat remains pending key decisions by the regulator and/or the government, but more about that shortly.
     Notwithstanding this, we remain committed to improving long-term shareholder value, and that’s what we’re really on about with respect to this new strategy or the transformation that this company needs to undertake.

Slide 12
     So let’s now turn to how we can do that through the successful execution of our new strategy.
Slide 13
     Our objective is to create long-term shareholder value by providing integrated communications services. We will be, we will invest to take complexity and cost out of the business. We will get to know our customers like we’ve never known them before through market-based management. And we must win in broadband and wireless by doing it smarter around value-added and integrated services.
     We can increase ours by adding application and content value.
     We are going to invest in new services and applications to differentiate ourselves in the market. Telstra with its breadth of product range is uniquely placed to do this. The one thing about Telstra in Australia is that it has all the service opportunities to it – it’s a cable company, it’s the fixed line company, it provides pay TV services, etc.
     Where we’ll accelerate the growth opportunities at Sensis, that it is our information services, search, and transaction business. And we will target investment where we can create value and limit investment that lacks shareholder safeguards.
Slide 14
     So let me just talk about a few of those things. The goal of market-based management is for us to know our customers like never before and deliver integrated services personalized or tailored to them. Our strategic marketing initiatives are the key plank in changing Telstra into a customer driven organisation. We’re putting the customer at the center of everything we do, and this will be reflected through improved market shares, higher average revenues per user, and reduced churn.
     Ultimately, the key to reinvigorating our top line growth is knowing the customer intimately and delivering value that they’re willing to pay for. We continue to focus on integrated voice, video, and data services to truly differentiate what we can do for customers.
     And those are not just words coming from me or on a page. We’ll be demonstrating some of this at the Commonwealth Games shortly to be held in Australia.
Slide 15
     Now let me just move back to the second key pillar of our new strategy, and that is our One Factory model. Our current network infrastructure is complex, duplicated, and costly to run. We are going to streamline our processes and bring all the components under our One Factory model.
     The Factory will provide the platform through which we will deliver innovative, integrated services available only from Telstra. It’s going to operate with four basic principles. Well, already is operating with four basic principles: We’re going to do it once, we’re going to do it right for the customer, we’ll do it in an integrated way, and we’ll do it at low unit cost.
     We’re going to make things simple, but the payoff will be extraordinary. It’s going to unleash value and energy right across the company, and it will make the savings sustainable which is very, very important.
Slide 16
     Turning now to our next generation network strategy where we have set some aggressive technology transformation targets. One of the first things that we’re going to do, we’re going to provide a platform for rapid and ubiquitous delivery across an integrated services platform and networks, offering a consistent customer experience, again, with lower or low unit costs. Then we can scale costs effective, and it will be aligned to our customers’ needs.
     Our plans to roll out fibre to the node are on hold, we announced that in December, because it is subject to regulatory safeguards. But other elements, and this is important, of next generation network rollout will continue in order to modernise the core network and save costs.
     For example, very quick example, 200 central offices or telephone exchanges will be reduced to 10 soft switches. You save the land, the buildings, the air-conditioning, battery power, all those sorts of things. So the scope is quite enormous.
     Our next generation Ethernet will provide common carrier grade aggregation for all traffic onto the IP core. It’s going to be cheaper, it’s going to be more reliable than our current architecture. It will support the capacity and demands of our new applications, more cost effective, especially in video and IP.
     We will simplify the multi-service edge with a single operating support system architecture with eight times speed increase. We’re going to remove over 1,000 edge devices, and we’re going to support the common services to our customers regardless of what kind of access network. So this will provide connectivity for business customers, be it frame relay, ATM, Ethernet over a common IP core.
     The support voice services over the core include the plan over telephone service and voice over broadband. We’re gong to have high capacity soft switches which will provide for a full redundant, resilient network, and, as I described, at a much lower cost. The new architecture is designed to accommodate multipole access technologies.
     We’re rolling our a single national 3G mobile network in 850 megahertz spectrum band with higher data speeds through HSDPA and upgradeability to Super 3 and then 4G.
     We will be rationalising our business operational supports system which currently number over 1,200. We plan to remove some 80 percent of these systems within three years. So there’s a real excitement around our operations area as they set about the task of taking 1,200, over 1,200 systems down to 300 or so.
Slide 17
     Obviously, the transformation will be a long-term process. This is a plan that will take three to five years. But here’s some of the progress already made.
Slide 18
     We’ve commenced our headcount reduction with 1,000 of our workforce including contractors leaving the company since June 30, taking our workforce to 51,000. We have commenced a number of cost reduction programs.
     A comprehensive review of OPEX projects stopped in excess of 400 low value projects and a CAPEX review has identified over $300 million that have been redirected to our strategy imperatives.
     A 48 percent reduction has occurred in our ADSL held orders.
     We’ve undertaken the most comprehensive customer survey program ever undertaken in Australia. To date, we’ve completed over 22,000 interviews across our consumer and SME base. We now have a much greater depth of customer research from which we’ve identified seven specific segments within our consumer area – 18 product segments and 126 micro-segments.
Slide 19
     Just quickly to our network transformation. We have already signed a number of key contracts and have our strategic vendor partners in place to build our next generation network. The IT transformation team have finalised the detailed scoping of all 26 operation support system domains and signed a BSS, business support system licensing agreement with Seibel.
     In our pursuit to reduce complexity, almost 200 platform exits have been identified. In our pursuit to reduce complexity, all these things are now in place. So you can see there’s a lot of activity in the short time since we announced our new strategy. It was only the 15th of November. It seems a lot longer ago, but all those things have happened since. So we are moving quickly.
Slide 20
     However, there is a key caveat to all that we’re doing. It is the regulatory environment in which we operate.
Slide 21
     So we see three key regulatory issues that impact our strategy. It is the Unbundled Local Loop, it is how the pricing is organised, whether it’s averaged or de-averaged, and it is about the cost. We are looking for a $30 national average price, and we expect to have a report back from the regulator by the end of March on the structure of the pricing and also give some estimate of our undertaking which is for a $30 price.

     The second key issue is safeguarding new investments. While we announced our plans to roll fibre to the node as part of our strategy, it’s always been subject to the appropriate safeguards. We don’t currently have those, so that’s why we put fibre to the node on hold. We continue to have discussions on our position with the government.
     The final issue is operational separation. We have made a draft plan available for public consultation, that period ends very shortly, and the government responds to our plan, and then if it needs upgrading, then it will be upgraded. But the first two are the most important regulatory issues that we face. Operational separation, whilst it will cost us some administrative costs, it is not the most important. The first two are.
Slide 22
     So subject to the reasonable regulatory outcomes I just talked about, let me now reiterate the long-term financial outcomes we expect from the transformation or the new strategy for Telstra that we did enunciate on strategy day.
     We are committing to 2 to 2.5 percent revenue growth over the next five years with 20 to 30 percent of revenue growth coming from new services. Our 2010 cost structure will be no higher than the annualised number of the first half of fiscal year ‘06 that we’ve just reported on. By fiscal year 2010 we expect EBITDA margins will be recovered to between 50 to 52 percent.
     We will have 6,000 to 8,000 fewer employees and contractors on our payroll in three years time. We are going to spend 2.5 to 3.5 billion in capital over and above our normal capital program in the next three years to transform the business.
     After transforming the business, we expect CAPEX to fall to 12 percent of revenue; from then on to grow, and from then on to grow in proportion to future revenue growth. And we expect to generate free cash flow in the order of $6 to $7 billion by the year 2010.
     And for our shareholders, we intend to pay 28 cents per share fully franked divided for the next three years, of course, subject to normal board considerations.
Slide 23
     So with that, let me leave you with our key messages.
     The underlying trends of deteriorating traditional product revenue and cost growth have continued in the half just gone. However, we have set the way forward to transform our business, and we’ve made a tremendous start in a very short period of time.
     A final point, as you may be aware, the Australian government now has the ability to sell its remaining stake in Telstra. Global coordinators and the institutional sale panel have been appointed. The government is expected to announce the decision in early April as to the timing of the further sell down and how it might occur. And Telstra supports, of course, the further sale, and we’ll work with the government to achieve this.
     So thank you for listening to that, and I’m sorry it was a little rushed, but I really did want to lay the foundations more about out strategy and how well it has already started.
     MODERATOR: Thanks, John, we probably have time for a couple of questions. Does anyone have a question from the audience?
     QUESTION: Hi, could you just talk about what the cash costs of all those redundancy takeouts are and –
     MR. STANHOPE: Sorry, the what?
     QUESTION: The cash costs of the redundancies on the last slide.
     MR. STANHOPE: Yeah.

     QUESTION: And then what you assume for the five-year labour cost growth.
     MR. STANHOPE: Yeah, okay, the cash costs of the redundancies already built into this plan are about, in the ‘05 about $250 million. We had 100 million in the original plan, and we increased it by 158 for the second half for so far ‘06 year, and then there’ll be around a further 300, 350 million to complete the 6,000 to 8,000 redundancy program.
     Now if we meet all the criteria, we’ll provision for that in this fiscal year. There will be some restructuring provision as well. So in other words, the cost of taking out air-conditioning and removing, writing off some projects that won’t be finished, etc. that we’ll also include in our restructuring costs. Sorry, the second part of the question was?
     QUESTION: (inaudible)
     MR. STANHOPE: Oh, okay. The salary assumption is we have an award agreement of 2 percent increase over the next three years, and the contract staff – and that’s about half our staff. The contract staff increases are 3, 3.5 percent.
     MODERATOR: Is there one more down here?

     QUESTION: Apologies, John, but until this morning, I hadn’t seen these EBITDA target, EBITDA margin targets for the outer period. Can you just roughly break down where, the composition of that by business division? With a lot of your wireless competitors globally moving closer to 30 than 50, these are very exciting numbers if you can hit them.
     MR. STANHOPE: Well, our wireless margins are already substantially higher than are our competitors and world peers. Fundamentally, and it’s probably the most common question I get asked about our strategy is how do you get margins, EBITDA margins back up to above 50 percent.
     Two reasons really. Our market based management approach is very important, but all that means is knowing the customer a lot better, but it also is a bit about knowing what to sell them. And what we intend to do is lead in Australia away from price discounting to value pricing, but you have to create the value before you can sell the value to your customers.
     So how do you do that? And it’s by integrating services, both wireless, broadband, fixed. So in other words, if Sol was here today, he’d be talking about the One Touch, the One Screen, the One Button. Even that in itself creates value for a customer that a customer’s prepared to pay for. That’s just a simple example, but it’s also about then adding applications and content to your broadband. We have set a significant ARPU increase target for our broadband business, for example, because up till today it’s just been about access and download limits being exceeded.
     Our broadband ARPU’s are about $50 today, a bit north of $50. We think we can get those a lot higher by value-added applications and content for our customers.
     Now that’s the revenue upside, so integrated services, applications and content, leveraging our Sensis business which we already are between our big pond and Sensis business, and, of course, the cost takeout. I mean, that’s also an element of it.
     And I did get asked a question earlier this morning, you know, you guys have been taking costs out for some time, and I can remember 2001 we had a 10,000 staff reduction target. We achieved it. Now we’re talking about 6,000 and 8,000. So how can you do that?
     Well, we’ve got six work ticketing systems to the 7,500 workforce that just is so unproductive. It sends truck rolls to wrong places. It sends multiple truck rolls, because you’ve got six ticketed systems, the truck will roll out to do broadband, and the customer has moved home and wants broadband fixed line and pay TV. The truck goes three times instead of once just because we got multiple ticketing systems. So for our house customers, for our house staff we’ve got six systems. They manipulate four sales contacts. So we’ve got staff working, doing good work, but they’re doing it all because they’ve got, this duplicity and complexity of systems.
     So it’s those revenue things I described plus the cost out.
     MODERATOR: We’ll probably have to leave it there, so I’d like to thank John very much indeed for his presentation and for you and David attending the conference. Thank you very much.
     (applause)

10 March 2006	Office of the Company Secretary

The Manager	Level 41 242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange 4th Floor, 20 Bridge Street SYDNEY NSW 2000	AUSTRALIA Telephone 03 9634 6400 Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra presentation to the Citigroup Investment Conference, London.
In accordance with the listing rules, I attach a copy of a presentation by John Stanhope Chief Financial Officer Telstra, at the Citigroup Investment Conference, for release to the market.
Yours sincerely

Douglas Gration
Company Secretary
Telstra Corporation Limited
  ACN 051 775 556
  ABN 33 051 775 556

Telstra Corporation Limited Citigroup Investment Conference
John Stanhope Chief Financial Officer
Disclaimer
These presentations include certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, these forward- looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained in these presentations. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra; the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra will operate. A number of these factors are described in Telstra’s Annual Report and Form 20-F.
All forward-looking figures in this presentation are unaudited and based on AGAAP. Certain figures may be subject to rounding differences. All market share information in this presentation is based on management estimates based on internally available information unless otherwise indicated.
I’m ready to buy
I’m ready to buy

2

The story so far... What have been the trends in the business? 3.0 5.0 4.0 0.0 1.0 2.0%

What have been the trends in the business? Revenue mix shifting to currently lower margin products Revenue and cost trends are concerning... Income Growth 1H05 2H05 1H06 1.9% 2.6% 4.6% 3.0 5.0 4.0 0.0 1.0% 6.0 10.0 8.0 0 2.0 4.0 Cost Growth Before Interest % 4.0% 3.1% 6.3% 1H05 2H05 1H06 We have too many of everything

2

I’m ready to buy Page 5 Where are we now? Highlights of 1H 2006 I’m ready to
Page 6 Sales Revenue 11.28 11.44 1.5 Total Income 11.36 11.58 1.9 Operating Expenses (before D&A) 5.88 6.28 6.8 EBITDA 5.48 5.30 (3.4) EBIT 3.75 3.49 (7.0) NPAT 2.39 2.14 (10.3) Basic EPS 19.1 17.3 (9.4) EBITDA Margin (%) 48.6% 46.3% (2.3) Domestic Operating Capex (incl 3G) 1.72 1.81 4.8 Free Cash Flow 2.04 1.96 (4.0) Total dividends per share (cents) 20 20 - Results ($ billions except margins & EPS) 1H05 1H06% Ä

3

I’m ready to buy Page 7 Sales Drivers Internet & IP solutions 888 42 Mobiles 2,486 4.6 Sensis 944 6.3 Pay TV 156 29 ISDN 421 (7.1) Specialised Data 453 (8.5) PSTN Voice 3,818 (7.6) Drivers of Revenue Growth Actual $m Growth % -313 56 109 264 35 -42 -32 Movement $m Growth drivers — broadband, Sensis, mobiles Page 8 1H 05 1H 06 Labour +9.1% Redundancy Salary increases Controlled entities Goods & Services Purchased +3.4% Network payments Pay TV bundling Handset subsidies Other operating expenses +8.4% Service contracts Prior period currency gain $2,053m $2,214m $2,011m $1,882m $2,141m $1,855m +6.3% $8,089m $7,609m $1,732m $1,810m Depreciation and Amortisation +4.5% ADSL build 3G JV/spectrum Operating Expenses

4

I’m ready to buy Page 9 FY06 operating capex guidance $4.8b-$5.1b Operating Capital Expenditure / Cash Flow Capex: 3G JV payment to Hutchison $312m International transmission Cashflow: Lower earnings, lower investment spend 1,724 1,806 107 179 1H 05 1H 06 Domestic 8% Offshore Operating Capex 111 240 94 154 517 1000 1200 1400 1600 1800 2000 2200 1H 05 Cash EBIT Working Capital Tax Operating Capex Investing Capex/Proceeds 1H 06 Free Cash Flow -4% $2,038m $1,956m
I’m ready to Page 10 What does this mean for FY06 EBIT guidance ? Guidance Impact of new strategy yet to be felt

5

I’m ready to buy Page 11 FY06 Earnings Guidance FY06 EBIT change vs. FY05 (percent) -30% -20% -10% 0% -7% to -10% -15% to -20% -21% to -26% September 05 guidance Program EBIT improvement (incremental Rev less COGS) Net Program opex cost (inc. additional in year redundancy) Additional D&A due to network decommissioning Total R&R provision Total On track to meet FY06 guidance
I’m ready to buy Page 12 What are we doing to change the business ? Strategy

6

I’m ready to buy Page 13 Our Strategic Priorities Focus on integrated services Invest to take out complexity and cost Implement market based management to know the customer like never before Win in mobiles and broadband — targeting 55% retail broadband market share by FY08 Invest in new services and applications to differentiate ourselves Accelerate opportunities at Sensis Target investment to where we can create value and limit investment that lacks shareholder safeguards We are taking the tough medicine to create long term shareholder value...
Page 14 Our Strategic Priorities -Market Based Management Differentiation at Telstra Leverage off our position as the only full service provider in the market to create truly integrated customer solutions Simple, easy-to-use, one click applications Intuitive functionality and navigation Common interfaces Personalisation Shared application services Market-Based Management puts our customers at the centre of everything we do. It is the first key pillar of our new strategy Impacts on Telstra Growth Improved Sales Improved ARPU Customer Satisfaction Reduced Churn Cost to Serve Efficiencies of spend Profitability Improved customer lifetime value

7

I’m ready to buy Page 15 Our Strategic Priorities — One Factory Our current network and IT infrastructure: Has significant duplication, complexity and under investment Is not equipped to deliver integrated applications & services Is not cost effective We have implemented a One Factory model: Principle #1: Do it once Principle #2: Do it ‘right’ for the customer Principle #3: Do it in an integrated way Principle #4: Do it at low unit cost Outcomes: This will lead to a more streamlined, leaner structure with less complexity resulting in reduced headcount and costs We will transform our IT capability to deliver truly integrated services that customers value, in a profitable manner I’m ready to buy
Page 16 Timeline for NGN Build 3G wireless IT (OSS/BSS) Class 5 & Class 4 Soft Switches ATM-Core Exit Multi Service Edge Next Gen Ethernet IP/MPLS Core Broadband Access IP-DSLAM & FTTN(MSAN) Year 5 FY10 Year 4 FY09 Year 3 FY08 Year 2 FYO7 Year 1 FYO6 Major Milestones: IP DSLAM progressing/FTTN on hold Exit Build Complete

8

I’m ready to buy Page 17 What progress has already been made? Progress to date I’m ready to buy Page 18 Strategic Outcomes — Progress to date 1000 workforce reduction since June 30 (incl contractors) Cost reduction programs commenced 1H06 Capex saving of $300m identified and redirected to transformational projects Over 400 low value projects stopped Unsatisfied ADSL orders reduced by 48% since August 22,000 customer interviews completed, with 7 needs based segments identified It’s early days, but there is progress in the transformation’s strategic goals...

9

I’m ready to buy Page 19 Strategic Outcomes — Progress to date Vendors signed: Ericsson — 3G 850 network to over 5,000 sites Cisco — IP core Tellabs -Multi-Service Edge/SDN replacement Alcatel — IP DSLAMS and softswitches IT transformation: Detailed scoping for all 26 Operational Support Systems (OSS) domains complete Siebel Business Support Systems (BSS) licensing agreement signed Complexity Reduction: Almost 200 platform exits identified I’m ready to buy Page 20 However, outcomes will be impacted by the regulatory environment Regulation

10

I’m ready to buy Page 21 Issue — structure and level of pricing Our position — $30 averaged undertaking lodged Next steps — ACCC report to Government by end of March on price structure. ACCC assessment of price level undertaking expected shortly after Safe guard Issue — lack of regulatory certainty on new investments Our position — FTTN on hold as we seek new investments to be regulated like all other industries Next steps — discussions with Government continuing Operational Separation Issue — Draft plan is available for public consultation Our position- ensure application of the principles do not impede our ability to fairly compete in the market Next steps — report to Minister by end of March, Minister response due end of June I’m ready to buy Page 22 Stakes in the Ground* FY10 will be the same level as of Jan 1st 2006** Revenue growth 2.0% to 2.5% p.a. (FY10 vs. FY05) 20-30% of new revenue growth Down 6,000 — 8,000 over 3 years Down 10,000 — 12,000 over 5 years Falls to 12% of revenue in 2010 after $2.5B — $3.5B bubble in FY06-FY08 New product revenue Workforce CAPEX Cost EBITDA ($) 3-5% p.a. growth through FY10 EBITDA margin 50% — 52% by FY10 $6B — $7B by 2010 Free cash flow Intend to pay 28 cps to FY08*** Dividend *Subject to a reasonable regulatory outcome **Annualised ***Subject to normal Board considerations

11

I’m ready to buy Page 23 Key Messages 1H result shows continuation of deteriorating traditional product trends We are setting the foundations for successful execution of strategy A new strategic direction has been announced I’m ready to buy Telstra Corporation Limited Citigroup Investment Conference Q&A

12

10 March 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Transcript of speech by John Stanhope, Chief Financial Officer Telstra, at the Citigroup Investment Conference, London.
In accordance with the listing rules, I attach a transcript of a speech by John Stanhope Chief Financial Officer Telstra, at the Citigroup Investment Conference, for release to the market.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Speaker key

T	Tim
JS	John Stanhope
Q	Question from the floor
T       Right, it’s my pleasure to introduce John Stanhope, the CFO of Telstra. Thank you very much.
JS      Thank you very much, Tim, and I’ll say good morning ladies and gentlemen, and it really is a pleasure to be here today. I was here last year and, let me say, much has changed in Telstra since I was here 12 months ago. A new CEO and a new strategy, there’s not much more change than you can get than that, and I’d like to also say Donald McGauchie, our chairman, is with us today, which is also great, as Donald was on a panel yesterday. It’s great to have him here this morning as well. Well, as I say, it’s been a time of significant changes in Telstra, really culminating into a new strategy which we announced on the 15h November last year, so today what I’ll take you through is some key aspects of that strategy and, of course, I will briefly touch on our recent interim results. Obviously we have the normal disclaimer, so let me start by explaining why we needed to undertake this transformation and it really, basically and fundamentally, is because of the trajectory the company was on. The reality is that the financial trends at Telstra are not good and they have continued on from the last fiscal year. Telstra’s top line growth rate has been decelerating and what is concerning is that PSTN or the fixed line revenues are declining at such a rate that the revenue base associated with our growth avenues of broadband, wireless and our Sensis business, which is the Yellow Pages or the Information... what we call the Information Search and Transaction business today, are not yet big enough to compensate for the margin degradation that is occurring as a result of the fixed line revenue decrease. Our telecom-related revenues, the revenue mix, is shifting towards a broadband, wireless revenue set and so the fixed line revenue is now about 33% of sales compared to 40% two years ago. Broadband growth is strong and it’s margins will improve, of course, as we build scale and we actually reduce our operating costs in those areas. It’s essential for Telstra to maximise it’s market share in the newer revenue streams to capture as much of that migration that’s occurring between fixed and wireless and broadband. With the multiplicity of network elements and the rapidly rising volumes that we’re seeing, the cost of running all this is growing rapidly. Multiple evolutions of mobile technology that we have, I mean we are currently running three wireless networks, we have multiple evolutions of data services, most of which are still in the network. And so, what am I saying to you? This is clearly very inefficient and has also led to the new strategy that I’ll talk about in a minute. With that overview, let me turn to the results of the first half very quickly. Overall the results for the first half were in line with the guidance and consistent with the trends we had flagged at our strategy day on the 15th November last year. Modest sales revenue growth was more than offset by cost growth, leading to a decline in earnings performance and margins. The 6.8% increase in operating expenses, you can see there, before depreciation and amortisation, does include 78 million increase in redundancy and associated costs, as we start on the strategy path of reducing costs, labour costs, as well as other costs. Without that increase in redundancy the growth would have been 5.6% but, nevertheless, still higher than the top line growth. Domestic cash operating CAPEX increased 5% and that’s been largely driven by the last payment to our joint venture partner, Hutchison, for our 3G network sharing arrangement. A fully franked dividend of 20 cents per share was declared which included 14 cents per share ordinary dividend, 6 cents per share special dividend and you will recall, back on the strategy day, we announced that capital return strategy has now ended after two years of returning capital shareholders. The key drivers of our sales revenue growth continue to be internet, broadband, mobiles and the Sensis business offset, as you can see on the slide, by the declining PSTN, as I was talking about earlier and legacy data revenues. Broadband revenues continue to surge up 73%, our recent markets offers have gained traction as we added 41,000 more retail subscribers than the wholesale subscribers in the past six months. On the strength of this result, we believe we have increased our retail market share, that’s our broadband retail market share up to 43% and that’s up 6% over the past two years. Our information services search and transaction business Sensis delivered 5.3% revenue growth in the first half and we believe it’s on track for a full year, fiscal year 06, kind of 6 to 7% organic revenue growth. Total mobiles growth did slow to 4.6% but as expected capped plans or bucket plans, depends where you are, what you call them, impacted yields and the average revenue per users. The calling revenues are flat with mobile services growth driven by mobile data which was up 14%. Where mobile data was once dominated by SMS, high speed data revenues are now emerging, through use of blackberry and the use of wireless PC cards. The PSTN decline accelerated slightly faster than we expected, at 7.6% as volume migration, this is not really lines being cancelled although some 140,000 were, it is volume migration and yield pressure and that migration is across the wireless and broadband. These trends will be addressed when we implement our market based management approach, however we are seeing some good retention now, so [unclear] as a result of our latest broadband offer which has a combination of bundled offers which includes that you have your fixed line with Telstra. Operating expenses, let me just touch on those, including D&A, we were up 6.3%, the major driver was in labour which was up 9.1% and redundancy cost, as I said, increased 78% so of that 9.1%, 4.1% was the growth in redundancy program. Salary increased contributed to it by 45 million and there was a 59 million increase from controlled entities, owing to a full six months of accounting of some purchased entities in the prior six month or the prior corresponding period. The increment of 3% in goods and services purchases was driven mostly by higher network payments, again from a full six months from some of our controlled entities and also increased domestic volumes. Other expenses increased by 8.4% mostly related to increased service contracts, fulfilling the broadband demand which really did take off. Depreciation and amortisation was up 4.5% and this was because the asset base expanded to support the broadband and mobiles part of our business. The new strategy will impact depreciation and amortisation in the second half, which we did foreshadow in our strategy announcement because we do need to accelerate depreciation as we take old parts of the network out and replace it with our network modernisation. Operating capital expenditure increased 8% largely due to the payment of $312 million to our joint venture partner, Hutchison in the 3G 2,100 spectrum rollout, the other main driver is the increased international cable capacity that was required to support the increasing demand in bandwidth required from broadband penetration, so obviously as broadband penetration has increased now to about 30% in Australia, the amount of international traffic leaving Australia has increased and network payments and capacity needs to be built. Our guidance for fiscal year 06, cash operating CAPEX is in the 4.8 to 5.1 billion range which does include the spend in the second half of this fiscal year on strategic initiatives.
Free cash flow has declined 4% as a result of a number of factors. The graph shows the declines in the operational categories of EBIT, working capital, tax and operating CAPEX, partly offset by lower investing CAPEX, in other words, we made quite a few acquisitions in the first half of last fiscal versus the first, or the fiscal half just gone. Now let me just turn to the outlook before I get onto the new strategy and the transformation that’s taking place. We expect EBIT or earnings to decline 7-10% on our normal business operating performance which is one of the reasons, of course, that we are embarking on a new strategy. That is just unsustainable. When you add the strategic review overlay, which includes some spending on the new strategy and the accelerated depreciation, we expect EBIT to decline between 15 and 20% in the 06 full fiscal year, and if we decide to take a redundancy — the last part on the bar chart there — a redundancy and restructuring provision, then our outlook is minus 21 to minus 26% on the EBIT. But, of course, that will be taking quite a big, and it is taking quite a big of the pain upfront for us to get the gains later on that we anticipate from our strategy. So notwithstanding that, of course, we are committed to improving the long term shareholder value of this company. This is really fundamentally about a new strategy to make sure there is longer term shareholder value and that this company doesn’t suffer from a death-by-1,000 cuts, as I like to refer to it as.
Let me now turn to how we can embark on the new strategy and convince you that we are on the road already toward a successful execution of our new strategy. Our objective is to create long term shareholder value by providing integrated communication services. What does that mean? That’s not bundling because bundling means discounting; it really means providing one click, one touch, one screen value for the customer with integrated services wireless, broadband, our Sensis business, so that the customer truly gets an integrated communication service which adds value and actually they are prepared to pay a value price for. We want to lead the industry out of price discounting into value pricing. But, of course, you have to provide that value to the customer and doing so is knowing the customer the best by market based management, but also them knowing what integrated services the customer wants and therefore what money or value they’re prepared to attach to it and pay for. We will invest to take complexity and cost out of the business. Just a quick few examples. We’ve got six work ticket systems for our field workforce which is highly inefficient. We’ve got six systems that our front-of-house staff have to contend with and that means more and more training, and so on. So the opportunities to take the complexity out of the business and therefore the cost out of the business remain, and we have started the path or the journey on doing that. We will get to know our customers like we’ve never known them before through the market based management approach. We’ve already started that. We’ve interviewed 22,000 customers. We’ve established seven segments in the consumer segment — just staffing those up. The level of research that’s been done in the company has never been done before.
We must win in broadband and wireless by doing it smarter around value-added and integrated services, so the integration of broadband, wireless, fixed, as I was talking about before. We will invest in new services and applications to differentiate ourselves in the market, and Telstra, with its breadth of product range, is uniquely placed to do this. I know we’ve said many years that we are a full service company already. You’re seeing AT&T and Bell South — what they’re really trying to do here is get back to a full service offering that, fortunately, Telstra already is in a position, or already has. We will accelerate growth opportunities at Sensis. That’s our information services search and transaction business. It’s moving from just a yellow-pages classified advertising business to a sell, buy and pay business, so the whole transaction and interacting with our broadband business, to share that content and application base that it has, including mapping and navigation facilities and so on.
We will target investment where we can create value, and limit investment that lacks shareholders’ safeguards, and perhaps a little more later on that. The goal of market based management, just to give you a little more about what am I talking about here, is for us to know our customers like never before and deliver those integrated services that I was talking about tailored for each customer, so personalised. Our strategic marketing initiatives are the key planks in changing Telstra into a customer-driven organisation. So this strategy is not just a focus on cost out and reducing complexity; certainly for the customer, will help the top line but it’s also about generating growth on the top line of the company. We’re putting the customer at the centre of everything we do, and this will be reflected through improved market shares, higher ARPUs and reduced churn. Ultimately, the real key to reinvigorating our top line growth is knowing our customer intimately, delivering the value they’re willing to pay for, and we continue to focus on integrated voice, video, broadband, data services, to truly differentiate what we can do for the customer.
Now let me move to the second key pillar of our strategy, what we call our One Factory Model. Our current network infrastructure is complex, duplicated, and costly to run. We are going to streamline our processes and bring all the components under our one factory model headed by our chief operating officer, Greg Winn. The factory will provide the platform through which we will deliver innovative, integrated services available only from Telstra, and there’s a principle. There are four principles really that we are working to inside the one factory approach. We’re going to do it once. We’re going to do it right for the customer. We’ll do it in an integrated way, and we’ll do it at low unit cost. So, fundamentally, we’re going to make things simple, but the payoff will be quite extraordinary. It’s going to unleash value and energy right across the company, and it will make the savings sustainable.
Let me now turn to yet another key part of our strategy; that is our next generation network strategy, where we have set some aggressive technology transformation targets. One of the first things that we going to do is we’re going to provide a platform for rapid and ubiquitous delivery across integrated services platforms and networks, offering consistent customer experience, again with low unit cost. Then we can scale cost effectively and it is aligned to the needs of the customers. Our plans to roll out fibre to the node we announced in December are on hold, subject to regulatory safeguards. But all other elements of our next generation network build will be done in order to modernise our core network. A quick example, there are about two hundred telephone exchanges or switches in the five major capitals. We will replace them with ten soft switches and so you can imagine less land and buildings, less air conditioning. All the costs related to those switches will be, will be reduced. Our next generation ethernet will provide common carrier grade aggregation for all traffic onto the IP core. It’s going to be cheaper. It’s going to be more reliable than our current architecture. It will support the capacity and demands of new applications more cost effectively, especially video and IP. We will simplify the multi service edge, which is a... which is with a single operating system.
So we’ve got a whole heap of, of parts that touch the network and platforms that touch the network to provide the multi services. We’ll move to one single operating support system with eight times speed increase. It’s going to be cheaper as well, and more reliable than our current architecture. So the IP core will provide connectivity for business customers and lots more functionality. The support voice services over the core include the plan over telephone service and voice over broadband. We are going to have high capacity soft switches, like I described, which will provide a full redundant resilient network. I mean, I said it’s ten switches, but you really only need five, but when you’ve got two million customers on each switch, you do need back up. And I was saying to some wally before, you like to feel like you’re flying, when you’re flying in a plane, that there is a back up computer on that plane. We need the back up, so that’s why we’re talking about ten soft switches. We are, we are going to have high capacity soft switches that will have that redundancy and the new architecture is designed to accommodate model access technologies. We’re rolling out a single national 3G mobile network in the 850 spectrum band with higher data speeds through the HSDPA, which is high speed data packet access, and the upgradeability of super 3 and then 4G capability. The importance of moving to the 850 spectrum band is that you get greater coverage at lower cost, better in depth building coverage, and it gives Telstra a competitive advantage because we will have the only nationwide 850 megahertz 3G network with high speed data capability. We will be rationalising our business and operational support system which currently number over twelve hundred, and we’ve set ourselves some very ambitious targets. For example, a reduction by 75% over the next three years and, by the way, the senior management team, the top 300 managers, are incented to achieve those transformational targets. We plan to remove, as I say, 75% in three years. It’s a really exciting time in our technology group. Challenging, yes. It’s ambitious, yes, but we believe we’ve got the right skills now that have come into the company in order for us to be able to do it. Obviously the transformation will be a long term process. It is a three to five year strategy. Importantly, it’s one that we will stick to and have to stick to, to get this done to, as I said, provide long term shareholder value. We’ve commenced our head count reduction with 1,000 of our workforce, including contractors, leaving the company since June 30, taking our total workforce including those contractors, to 51,000. We’ve also commenced a number of cost reduction programs. A comprehensive review of OPEX projects stopped in excess of 400 low value projects and a CAPEX review has identified savings of $300 million which is available and will be redirected to our strategic imperatives. A 48% reduction in unsatisfied ADSL orders has occurred since August, as we focus on the customer experience. We’ve undertaken the most comprehensive customer survey program. 22,000 interviews were hit. We now have a much greater depth of customer research, from which we have identified the seven needs by segments I referred to earlier.
Turning now just to our network transformation, and what I’m trying to do here is give you an idea... remember 15th November is not really all that long ago, and I just want to give you some information about our progress on the journey so far. We’ve already signed a number of key contracts and have our strategic vendor partners in place to build our next generation network, and this is... mostly this is turnkey activity. The IT transformation team have finalised the detailing scoping of 26 operational support system domains and we’ve signed a business support system licensing agreement with Siebel, and we’ve appointed Accenture to drive the BSS program. In our pursuit to reduce complexity, almost 200 platform exits have already been identified, so you can see there has been a lot of activity in the short time since we announced our new strategy only on 15th November, not long ago. However... now let me just say there are... a key caveat remains on our strategy and it is that the regulatory environment we operate is reasonable. We see three key regulatory issues that could impact our strategy. The first is unbundled local loop and the issue here is pricing, both the structure and the level of that pricing. As the government has already called for retail pricing parity which is another way of saying, retail average pricing, our position is that this must then lead to wholesale parity, or wholesale average prices. We have recently submitted our undertaking for a $30 national average price, and we expect the regulator, the ACCC, to report back to the government by the end of March on the structure of pricing and to also give an assessment of our undertaking, which was average $30. The second... and we... that sort of time frame, early April, is when we expect that... some decisions to be made.
The second key issue is safeguarding new investments. Remember, I mentioned we put fibre to the node on hold. We announced that plan, but then, then we decided we would put it on hold. And it is because we had no indication that we would have some safeguard around that, that investment. So we don’t have that regulatory certainty at this point of time. We are continuing to, continuing to discuss our position, however, with the government. It’s a very important issue. I mean, as the board and management of the company have the fiduciary duty to make sure the shareholders’ money gives a reasonable return on that investment, we are not prepared to invest until such time as we have some guarantee that a commercial return can be made on that investment.
The final issue is operational separation. We have made a draft plan available for public consultation. This is... operational separation is transparency to how our wholesale business operates and interacts with our retail business and our competitors’ business who buy from us in a wholesale way. We want to ensure the application of the principles don’t impede our ability to fairly compete in the market. We plan to provide the government with our amended plan, and any feedback from the consultation process by the end of March, and the government are then due to respond to us within 90 days. Quite frankly, operational separation is an additional regulatory administrative burden, and in the order of the regulatory impacts are, as I’ve actually gone through them, third, unbundled local loop and the safeguarding of new investments, are very much the most important of the regulatory issues that remain outstanding for us.
So, subject to the reasonable regulatory outcomes I’ve just talked about, let me now reiterate the long term financial outcomes we expect from our new strategy, or the transformation of Telstra that we enunciated on strategy today. We are committing to a two to two and half percent revenue growth over the next five years, with 20 to 30% of that revenue growth coming from new services. So broadband applications and content on broadband, our Sensis business, and data applications, and IP telephony and all that brings. Our 2010 cost structure will be no higher than the annualised number of the first half, fiscal 06, that we just concluded. By fiscal year 10, we expect EBITDA margins will have recovered to between 50 to 52%; just so you know today they’re 46.3%. We will have 6,000 to 8,000 fewer employees and contractors on our payroll in three years time. We are going to spend 2.5 to 3.5 billion in capital over and above our normal spend, which is about 4 — 4.5 billion to transform the business. That’s additional spend on network and additional spend on the IT platform rationalisation. After transforming the business, we expect CAPEX to then fall to around 12% of sales revenue; from then on to grow in proportion to the future revenue growth. Then we expect to generate free cash in the order of 6 to 7 billion by the year 2010. For our shareholders, we intend to pay 28c per share, fully franked dividend, for the next three years, including this 05/06 year, subject to the normal board considerations. What does that mean? Obviously, if we get a horrendous regulatory outcome, the board will have to reconsider that particular dividend payment, but that is our intention at this point in time.
With that, let me just leave you with our key messages. The underlying trends of the business see a deterioration in the traditional product revenues and cost growth is too high and we just have to address that situation. That is why we’ve embarked on this new strategy. So we’ve set the way forward to transform our business, and hopefully you’ve seen a good start has been made. Just one final point: as you may be aware, the Australian government now has the ability to sell its remaining stake in Telstra. Global coordinators and institutional sale panel have been appointed. The government is expected to announce a decision in early April as to the timing of the further sell-down, how it might be done in terms of will it be all of it, will it be some of it, and Telstra supports, of course, the further sale, and we will work with the government to achieve this, and we are, and continue to do so.
So thank you for listening to the Telstra story. It’s an exciting journey we’ve just embarked on, it’s one we have to take, so thank you, and we’ll see if there’re any questions.
Q       I guess none of this will be really effective unless you can get a culture change within the company. Is that a fair comment? What are you doing to address that issue?
JS      Yes, that’s certainly a good question. Culture change has to be part of this transformation. It’s not going to get done if it’s not done by the people, and in fact we, only just last week, started with our 300 top managers, getting their commitment, getting the understanding of the strategy, why, what we have to do, how we’re going to go about it, what we want them to do differently, which was very key to the start of the cultural change. We’ve got a new GMD, or Group Managing Director of HR, and she is very focused on this cultural change. It also involves the senior team going around to every employer to talk to them about what we need them to do differently. So there is a major cultural change programme going on, and we’ve made announcements as well about a $200 million, over five year, investment in training of our staff — front-of-house staff, the technical staff — and that will be part of a culture change as well. It’s fair to say training has been neglected over the last few years. We’ve got to, we’ve got to make sure those people are trained in the new technology, for a start, and also how we want them to behave going forward, so yes, very, very, very much an important part of the transformation.

T       Last question. Tim?
Q       John, you touched on the 28c dividend, assuming no horrendous regulatory outcomes. Can you qualify or give some quantification of that horrendous outcome? If there is a horrendous outcome, what is the actual procedure you’re currently proposing, and no safe harbour on [inaudible]. Is that what you class as horrendous?
JS       I think that’s pretty horrendous, Tim. As I already said, I think, after the Strategy Day, you know, we had a regulatory breakout session and I explained that first order impacts of what the ACCC want for unbundled local loop is an impact on the enterprise value of $6 billion. That’s... and the secondary impact of fly-through under the wireless business, adds another $1.5, $1.8 billion. That’s a horrendous outcome and I’m sure the board would have to reconsider the intention of 28c if that sort of outcome happened.
T       We might leave it there. If I could ask everyone to thank John for his time.
[Applause]
T       Thank you very much. That was very detailed.

Half-year Review 2006

MESSAGE FROM THE CHAIRMAN AND CEO
Dear Shareholders
The first half of the 2006 financial year has been challenging for Telstra. The Board had to make tough decisions, including advising you in August that Telstra’s operating earnings would decline for the first time in light of the adverse operating trends in the business.
The Board and the new senior management team agreed we needed to transform your company. We must innovate, reduce complexity and costs in the business and look to the future – internet protocol (IP), broadband and wireless technologies – to deliver truly integrated services for our customers. >>

Left to right: Donald G McGauchie AO Chairman Sol Trujillo Chief Executive Officer
www.telstra.com 1

MESSAGE FROM THE CHAIRMAN AND CEO
In November 2005, we announced a ground breaking program designed to reverse the negative financial trends and focus on delivering customers new experiences that should lead to the creation of long term value for our shareholders.
This transformational strategy represents an historic and fundamental change in the way we operate. It will not happen overnight – it will take three to five years to complete. Although it’s early days, we can already report progress: hard decisions have been made and challenging targets set, new strategies are in play, savings have been identified and key contracts signed.
FINANCIALS
The result for the half-year reflects the trends that emerged in the previous financial year.
Income was up, but so were our expenses. Total income (excluding finance income) increased by $218 million, or 1.9%, to $11.6 billion,while total expenses (excluding finance costs) increased by $480 million, or 6.3%, to $8.1 billion. Telstra reported a profit after tax of $2.1 billion, down $245 million or 10.3% on the previous corresponding half-year.
Costs are rising faster than revenue and this is unsustainable. We are fixing this with our new strategy, our new management team and our new approach to customer service.
Telstra continues to be challenged by a shifting revenue mix from traditional high margin fixed line PSTN voice products to newer but lower margin products. PSTN revenues declined 7.6%. PSTN usage - and therefore revenue – continued to fall at an accelerating rate. This is a major concern for us, which we are addressing with our new strategy.
2 www.nowwearetalking.com.au

á 1.5%
Sales revenue increased by 1.5% to $11,439 million.
Revenue growth was due to increases in broadband, mobiles, IP solutions, advertising and directories and pay TV bundling, offset by declines in revenues from PSTN calling products, specialised data and ISDN products.
Sales revenue ($m)*
Half-year ended 31 December

*	01-03 prepared under previous AGAAP, 04-05 prepared under A-IFRS
Total income growth was driven by internet and IP solutions (including broadband), mobiles and our information services, search and transaction business, Sensis.
The growth in broadband customers continues to surge. We added more than 300,000 BigPond® broadband customers over the six months and retail broadband revenue was up 62.6% compared with the prior corresponding period.
Mobiles revenue growth of 4.6% was driven by increased wireless data product usage. Telstra added 345,000 total mobile customers in the half-year for a total of 8.6 million. The rollout of a new national 3G network is a key part of our plans for continued mobiles growth.
Sensis continued to grow, with a 5.3% increase in revenues on a stand alone basis. White Pages® increased its revenue by 13%, driven mainly by online growth.
Total company expense growth (excluding finance costs) of 6.3% was driven by increased labour costs, goods and services purchased and depreciation and amortisation expense.
Our free cash flow generation remains strong despite a 4% decline to $2 billion.
We have declared an interim dividend of 14 cents per share and a special dividend of 6 cents per share, bringing the total interim dividend to 20 cents per share or $2.5 billion.
PROGRESS ON NEW STRATEGIC DIRECTION
Our strategy announcement on 15 November 2005 marked a new beginning for Telstra. The company is moving forward by focusing on broadband, building a new national 3G wireless network, deploying IP technology to meet the evolving needs of customers, and driving our Sensis business.
The new strategy will be delivered through the one factory approach. The four basic principles of the one factory methodology are: do it once, do it right for customers, do it in an integrated way and do it at a low unit cost.
Market based management, also core to the strategy, will be instrumental in knowing our customers better than ever before.
www.telstra.com 3

MESSAGE FROM THE CHAIRMAN AND CEO
This involves extensive customer research, which is already well advanced. We will know the customer better than any of our competitors.
Although the transformation of Telstra is only in its infancy, progress is encouraging. The core network transformation is on schedule with key vendor contracts finalised. The national 3G mobile network is on track. New cost reduction programs have commenced and capital expenditure savings of $300 million have been identified for redirection to transformation initiatives. A new contract for acquiring mobile handsets is already delivering savings, and we have exited leases on 15 office buildings.
A ‘benefits now’ team has been established and is driving rapid savings worth several hundred million dollars over the year.
MANAGEMENT TEAM
There have been several new appointments to the senior leadership team in the first half of the year. These have been driven by the need for a more innovative approach that involves better segmenting our customer base and bringing new services to market.
Telstra confirmed its commitment to the small and medium enterprises (SME) segment by creating a new group to specialise in this area.
We have created a new product management group. It will deliver new products, particularly wireless broadband products, that work together, deliver real value to our customers and differentiate us from our competitors.
There is an enormous amount of work ahead of us, and there is a real sense of urgency around the work to be undertaken.
OUTLOOK
In the short term, we expect tough trading conditions to continue for the remainder of the 2006 financial year. Earnings before interest and tax (EBIT) is expected to fall by 7-10% before items associated with the new strategy are included. Including this year’s investment in transforming Telstra, EBIT is expected to fall by 15-20% or, if we take a large provision for redundancies, by 21-26%.
4 www.nowwearetalking.com.au

Total dividends per share were 20 cents for the half-year which included a special dividend of 6 cents per share. Both dividends are fully franked.
Dividends per share*
(cents per share)
Half-year ended 31 December

*	02 includes special dividend of 3 cents per share 04 and 05 includes special dividend of 6 cents per share
In the longer term, we expect total revenues to grow by 2-2.5% per annum over the next five years, with 20-30% of this growth to come from new products and services. In five years, our cost base will be no higher than the annualised costs we reported in this half-year. We intend to be extremely disciplined in our cost structure in the coming years, leading to improved profit margins for the business.
Under the new senior management team and with the support of your board, we are working to protect and grow shareholder value. This is why we will continue to advocate changes to the current intrusive regulatory regime and why we have undertaken a new strategic direction.
Be assured that, as Telstra’s transformation journey continues, we are committed to keeping you, our shareholders, informed every step of the way. We want you to understand the issues that affect the future of your company. We encourage you to visit out internet sites, www.telstra.com and www.nowwearetalking.com.au, to find out more about our journey. We would welcome your participation in the policy debate or your views about our new strategic direction.
We and the senior management team will continue to tell it like it is.

Donald G McGauchie AO	Sol Trujillo
Chairman	Chief Executive Officer
www.telstra.com 5

strategy
By streamlining our operations, while better satisfying the needs of our customers with 1 CLICK, 1 TOUCH, 1 SCREEN, 1 BUTTON, 1 STEP solutions, we can deliver the financial performance improvements expected by our shareholders.
On 15 November 2005, we announced the results of our strategic and operational review. This review is a blueprint for building a new Telstra by providing a solid platform to drive future growth and create shareholder value.
The strategy will provide new networks, processes and products and for the first time, a truly integrated customer experience. Costs will be taken out of the business by simplifying our network and IT architecture. Revenue will grow with new and innovative products, services, applications and capabilities.
Customers will enjoy a simple and easy way of doing things – 1 click, 1 touch, 1 screen, 1 button and 1 step.
The transformation of Telstra will not happen overnight. We estimate the strategy will take between three and five years to fully implement and require an incremental capital investment of $2-$3 billion up to 2010. To stay ahead of the game, we must invest. We must innovate. We must improve.
The key features of the new strategy are:
1.	market based management

2.	a next generation network (NGN)

3.	a national 3G GSM mobile network

4.	simpler business and operational support systems
Market based management
Through customer research, we will know our customers better than any of our competitors.
Market based management is a simple process that puts customers at the centre of everything we do. It is based on extensive research that informs us about our customers’ needs, priorities and expectations. This knowledge forms the basis of a relationship with our customers around which we organise all our processes and procedures – in fact, our whole company.
When completed, we will have conducted 90,000 consumer interviews and involved 16,000 small businesses in our small business consumer research panel.
Progress to date
We have already conducted 22,000 interviews with consumer and small business customers. This is ground breaking research for the Australian telecommunications market.
Next Generation Network (NGN)
Telstra currently has more than 300 different network platforms made up of multiple fixed line and wireless networks. The NGN project will remove this network duplication via the construction of a state-of-the-art Internet Protocol (IP) core network. Reliable, robust, secure and offering huge capacity, this new core network will be in place by the end of 2007.
It will enable us to offer an array of new services such as broadband internet access many times faster than today’s speeds, multi-channel TV delivered over the internet and video conferencing.
6 www.nowwearetalking.com.au

Strategy timeline
The proposed fibre-to-the-node (FTTN) network would have seen fibre extended from Telstra’s telephone exchanges out to neighbourhood ‘nodes’ with the aim of providing high-speed ADSL2+ broadband internet to metropolitan areas. Due to regulatory uncertainty, the FTTN network upgrade has been placed on hold for the time being. Existing infrastructure combined with software and network upgrades will continue to meet our customers’ needs, including appealing broadband offers.
Progress to date
Work on the IP core and IP DSLAM (Digital Subscriber Line Access Multiplexer) initiatives continues, with major contracts signed with Cisco and Alcatel. The first IP DSLAMs arrived at the end of February 2006.
National 3G GSM mobile network
At present, Telstra has three mobile networks – GSM, CDMA and 3G GSM. This duplication results in more complexity for our customers and higher operating costs.
With recent technology advances, Telstra will build one national wireless network – a new 3G GSM network which will cover more than 1.6 million square kilometres, 98% of the population and will replace the existing CDMA mobile network. Voice, video and high speed data capabilities over the new 3G GSM network will exceed those of the existing CDMA network capabilities while offering at least the same, if not better, coverage.
Progress to date
Contracts have been signed with Ericsson to roll out the network to 5,000 sites across Australia. Construction teams have been mobilised in each state, with more than 1,500 audits and 250 site designs already completed.
Simpler systems
Telstra has over 1,200 business and operational support systems. We are looking to reduce this number by 75% in three years and 80% in five years, at a cost of $1 billion over five years.
Systems rationalisation will mean significant improvements to the customer experience and long term savings for Telstra. Customers will enjoy improved service via real time product and service activation; flexible bill reporting and analysis; and proactive management of any problems.
Progress to date
We are currently negotiating contracts with our preferred vendors to carry out this part of the strategy. Under the customer experience layer, known as our operational support systems (OSS), detailed scoping has been completed.
Cost reductions
With simpler, more efficient systems, Telstra will not require the same number of employees and aims to reduce its total workforce by between 6,000 and 8,000 over the next three years.
Progress to date
The total workforce now stands at approximately 51,000, a reduction of 1,000 since 30 June.
www.telstra.com 7

regulation
Telstra is SUBJECT to a value destroying REGULATORY REGIME, which unfairly restricts our ability to compete, and forces our shareholders to subsidise our competitors.
Regulation and the regulatory environment we operate in are crucial to the future success of Telstra. The current regulatory environment restricts Telstra’s ability to compete fairly in the market and maximise value for customers and shareholders.
Telstra is undertaking significant network investment to deliver state-of-the-art services to our customers. Investment is required to upgrade the core network, upgrade the fixed access network and introduce a single, national 3G mobile network. Telstra needs regulatory certainty, especially in relation to the fibre-to-the-node (FTTN) project, before we are willing to invest our shareholders’ funds in certain elements of our network upgrade plans.
We continue to work with the Government and the Australian Competition and Consumer Commission (ACCC) on achieving a satisfactory regulatory outcome for our shareholders and customers alike. There are several key regulatory decisions, either recently made or pending, which will shape the future of your company. These include:
1.	Unconditioned Local Loop (ULL)

2.	network investment safeguards

3.	operational separation

4.	ACCC review of regulation on fixed network services
ULL
ULL is the use of copper wire that runs between a customer premises and the equipment at the end of the copper wire, generally located in a Telstra exchange. The copper wire forms part of Telstra’s copper access network which Telstra is responsible for maintaining, including rectifying any faults on the network.
The present regulatory regime requires Telstra to provide competitors with access to its copper wire at a price which is supposed to allow Telstra to recover the efficient costs of providing ULL. Telstra’s equipment at the end of the copper wire can be replaced with the competitors’ own equipment and the competitors can then provide the full range of communications services (including voice and data) to their customers using Telstra’s copper access network. The amount Telstra can charge to ensure it recovers the costs of providing ULL is a significant regulatory issue.
Over several years, Telstra has sought to achieve price certainty for the supply of ULL through the lodgement of undertakings with the regulator. If accepted by the regulator, an undertaking provides a standard set of terms, including price, for the supply of ULL for a set period of time. The regulator has rejected each of Telstra’s undertakings and has even recommended Telstra’s prices be discounted below what the regulator has previously considered to be ‘model prices’ for ULL.
The regulator also advocates ‘geographically de-averaged’ ULL prices. This means competitors pay lower rates for access to copper wire in metropolitan areas than in regional or country areas. This encourages our competitors to offer services in highly profitable metropolitan areas with little or no regard to regional Australia, which is left for Telstra to service at considerable cost. From 1 March 2006 the Government has imposed a retail pricing parity obligation on
8 www.nowwearetalking.com.au

‘The real issue Telstra faces is that despite management and the board’s efforts, the company’s destiny and that of the industry lies in the hands of the competition regulator’
Citigroup analyst Tim Smeallie, quoted in The Australian (10 February 2006)
‘... the propensity of regulators to expropriate the bulk of the gains from new investment could create an outcome where Telstra shareholders funded investments in the network that produced better returns for its competitors than its shareholders’
Stephen Bartholomeusz, The Age (10 February 2006)
Telstra to charge its retail customers for a basic line rental product at the same price no matter where they live in Australia. Telstra therefore believes that the regulator should allow Telstra to structure its price for ULL in a manner that is consistent with the Government’s policy intent of one price for all Australians.
In December 2005, Telstra lodged another undertaking with the regulator reflecting this view.
Network investment safeguards
Telstra wants regulatory or legislative certainty before we invest shareholders’ funds in the FTTN phase of the next generation wireline networks, which will provide broadband services at far superior speeds than are available today.
Telstra requires certainty that we will be able to make our own decisions and therefore have control over this very substantial investment. For example, we should not be forced to offer our competitors access to this network at prices below our cost. If this were to occur, Telstra’s competitors could enjoy all the benefits associated with access to the new high speed network with minimal risk to their shareholders, while Telstra shareholders bear the investment risks.
To date, we have been unable to obtain such regulatory certainty and as a result, in December 2005 Telstra announced the FTTN upgrade of the wireline access network is on hold.
Operational separation
Federal Parliament has passed legislation imposing operational separation on Telstra, but what is operational separation? The Government’s stated objective of operational separation is ‘to provide transparency that Telstra is not favouring its own retail activities over the activities of its wholesale customers, while allowing Telstra to obtain legitimate benefits from vertical integration’. (Explanatory Memorandum to amending legislation p82)
Telstra acknowledges that operational separation will provide more clarity and transparency of our business. We are now focused on implementing it in a way that does not reduce flexibility or substantially add to our costs.
Our draft operational separation plan is currently in the public consultation phase and the Minister for Communications will notify Telstra whether or not it is approved by 30 June 2006. The pricing principles aspect of operational separation is not yet finalised. We are working with the ACCC and Government to make sure the application of the principles does not impede our ability to fairly compete in the market. We expect this to be finalised by 30 June 2006.
ACCC review
On 21 December 2005, the ACCC announced a broad ranging strategic review that will examine the future regulation requirements of certain key network and wholesale services on the fixed network.
The review will mainly focus on existing declarations of fixed network services. However it will also cover broader questions surrounding regulation, in light of emerging market, technological and network developments. The review is expected to take up to a year to complete.
Telstra welcomes the announcement of a wide ranging review of fixed network regulation.
www.telstra.com 9

business activity
BigPond ®
BigPond® remains Australia’s leading Internet Service Provider (ISP) with more than 2.3 million customers. In the first half of 2005/06, Telstra’s retail broadband customer base grew by 37% to 1.2 million, delivering strong revenue growth in a competitive environment.
BigPond® Wireless was launched in August offering wireless broadband access to the internet using Telstra’s mobile network. BigPond® Wireless already has more than 10,000 subscribers.
BigPond®’s content business continues to grow with BigPond® music sales growing strongly despite increasing competition. The BigPond® Movies and BigPond® Games businesses are set to release new products in the second half of the financial year.
Sensis
Sensis is one of Australia’s leading information resources and one of the world’s top 10 directories companies. The first half results included accelerated revenue growth in the online advertising business, with growth of more than 50%.
A number of innovative and exciting service initiatives were introduced across the product portfolio including the Yellow Pages® On the Go directory, the provision of movies and weather information on the Sensis® 1234 voice service and the launch of the text version of Sensis Mobile on all Telstra Active (3G), WAP and i-mode1 compatible phones.
Online transaction capability was launched on our tradingpost.com.au website in November, allowing consumers to contact a seller by phone or email, buy online or make an offer.
Consumer and Marketing
Telstra Consumer and Marketing remains the market leader in packaging, where customers combine the purchase of fixed, mobile, broadband or pay TV services. Telstra leads with 2.9 million2 households preferring a single carrier providing them with more than one product.
In September 2005, Telstra launched 3G services in the major capital cities and coverage was available to 46% of the Australian population. The new mobiles service launched under the Telstra Active™ brand offers customers video calling, capped plans and information and entertainment services. This allows our customers to view video news reports from National Nine News, CNN and Sky News, amongst others, and access mobile email.
Business and Government
Telstra Business and Government signed several major customer contracts over the first half of the year. These demonstrate our commitment and capability in successfully transforming the business into an integrated carriage, services and solutions business.
Recent customer wins include KAZ, our information and communications technology (ICT) solutions provider, winning separate five year contracts with the Department of Defence, (worth approximately $200 million) and ING Australia (worth approximately $33 million).
10 www.nowwearetalking.com.au

Retail broadband subscribers
á 37%
Retail broadband subscribers grew 37% in the half, making BigPond® the market leader in broadband growth
Westpac renewed its contract for a further five years, worth approximately $400 million. PricewaterhouseCoopers signed a contract to roll out 2,000 mobile broadband services, which will be the single largest rollout of mobile broadband services in Australia.
Country Wide
Telstra Country Wide local managers oversee the telecommunications needs of more than six million customers, who live and work outside Australia’s major cities. This local presence and commitment is a key component of our continued growth.
Since July 2005, we have invested $45.5 million to extend mobile and high-speed wireless data coverage in regional areas. Through the Government’s Higher Bandwidth Incentive Scheme (HiBiS), we have brought broadband ADSL to 787 exchanges since the scheme began in April 2004.
Wholesale
Telstra Wholesale continued to deliver strong revenue growth, particularly in the area of broadband products. To date, Telstra Wholesale has achieved year-on-year revenue growth of 18%.
Telstra Wholesale continued to focus on improving the stability of and access to Telstra systems as part of an ongoing commitment to overall service improvements. As a result, wholesale customers experienced record levels of automation in relation to order requests over the past six months, with average automated orders now exceeding 150,000 each month.
Telstra Services
Telstra Services is the service arm that builds, operates and maintains the networks, and is the face of Telstra to many customers. Telstra Services will play a critical role in implementing many of Telstra’s planned strategic initiatives.
International
In December 2005, the merger of Hong Kong CSL and New World PCS was announced. Once final regulatory and shareholder approvals are received, this will create Hong Kong’s largest mobile business. Telstra will own 76.4% of the merged company.
TelstraClear, Telstra’s fully owned New Zealand subsidiary, is focusing on its national IP backbone network and its residential networks in Wellington and Christchurch, where it has introduced a digital television service.
Corporate Social Responsibility
Our activities over the first half included:
•	Conducting Blood for Life day, with more than 2,600 Telstra staff donating blood to the Red Cross Blood Service.
•	Ongoing support of the adolescent and young adult cancer care program, onTrac@Peter Mac.
•	Supporting 525 community projects and providing grants of around $4 million through the Telstra Foundation Community Development Fund and Telstra’s Kids Fund.
•	Equal first ranking in the Horwath 2005 Corporate Governance Report, which rates the corporate governance practices of Australia’s top 250 companies.
www.telstra.com 11

SELECTED ITEMS FROM THE
     income statement

	6 months to	6 months to
	Dec. 2005	Dec. 2004(a)	change
	$m	$m	%

Sales revenue	11,439	11,275	1.5
1 Total income (excluding finance income)	11,578	11,360	1.9

2 Total expenses (excluding finance costs)	8,089	7,609	6.3

Net finance costs	443	424	4.5
Profit before income tax expense	3,046	3,327	(8.4)
3 Income tax expense	907	942	(3.7)

Net profit	2,139	2,385	(10.3)
Outside equity interests in net loss	1	—	N/M
Net profit available to Telstra Entity shareholders	2,140	2,385	(10.3)
Basic earnings per share (cents)	17.3	19.1	(9.4)
Diluted earnings per share (cents)	17.3	19.0	(8.9)
Interim dividend declared per share (cents)(b)	14.0	14.0	—
Special dividend declared per share (cents)(b)	6.0	6.0	—
Total interim ordinary dividends declared including special dividend (b)	2,485	2,485	—
Dividend franking percentage at 30% tax rate	100%	100%	—

(a)	This is our first financial report prepared in accordance with Australian equivalents to International Financial Reporting Standards (A-IFRS). When preparing this financial report we have amended certain accounting and valuation methods applied in the previous Australian Generally Accepted Accounting Principles (AGAAP) financial statements to comply with A-IFRS. With the exception of financial instruments, the comparative figures have been restated to reflect these adjustments. We have taken an exemption available to only apply AASB 132:‘Financial Instruments: Disclosure and Presentation’ and AASB 139:‘Financial Instruments: Recognition and Measurement’, from 1 July 2005.

(b)	On 9 February 2006, the directors of Telstra Corporation Limited declared a fully franked interim dividend of 14 cents per ordinary share and a fully franked special dividend of 6 cents per ordinary share. The record date for the interim and special dividends is 24 February 2006 with payment to be made on 24 March 2006. Shares will trade excluding entitlement to the dividends on 20 February 2006. A provision for dividend payable has been raised as at the date of declaration, amounting to $2,485 million.

The income tax payments anticipated to be made to earnings in the current year should enable full franking of the fiscal 2006 final ordinary dividend.
12 www.nowwearetalking.com.au

1	Total income	Total income (excluding finance income) increased by 1.9% or $218 million to $11,578 million, due to:
	á1.9%	•	sales revenue increasing by 1.5% or $164 million to $11,439 million mainly due to growth in broadband, mobiles, IP solutions, advertising and directories, and pay TV bundling revenues, offset by a decline in revenues from PSTN calling products, specialised data, narrowband and ISDN products. As the market continues to move towards newer technologies to satisfy their telecommunications requirements, we continue to see a shift in customer demand from our traditional products such as PSTN to our emerging products such as broadband; and
		•	other revenue/other income grew by 63.5% or $54 million to $139 million primarily due to an increase in Higher Bandwidth Incentive Scheme (HiBiS) receipts from the Government resulting from the provision of broadband services to regional, rural and remote areas of Australia.

2	Total expenses	Total expenses (excluding finance costs) increased by 6.3% or $480 million to $8,089 million due to:
	á 6.3%	•	an increase in labour expense of 9.1% or $171 million, led by a rise in salary rates and higher redundancies;
		•	increased goods and services purchased of 3.4% or $73 million, attributable to increased network payments resulting from an expansion in some of our overseas businesses and higher service fees due to growth in pay TV volumes;
		•	an increase in other expenses of 8.4% or $156 million, mainly due to higher service contracts and other agreements resulting from increased network maintenance, increased activity to meet broadband demand and increased consultancy usage; and
		•	higher depreciation and amortisation expense of 4.5% or $78 million, primarily due to the growth in communications plant and software additions required to support the increasing demand for broadband ADSL services, as well as the additional expense resulting from our recent investments in 3G networks, both domestic and offshore.

3	Income tax expense	Income tax expense decreased by 3.7% or $35 million to $907 million, giving an effective tax rate of 29.8%. The lower income tax expense was primarily due to the reduction in profit before income tax.
â 3.7%
www.telstra.com 13

SELECTED ITEMS FROM THE
     balance sheet

	As at	As at
	31 Dec. 2005	30 June 2005 (a)
	$m	$m

Cash and cash equivalents	817	1,548
Other current assets	4,414	4,066
1 Total current assets	5,231	5,614

Property, plant and equipment	22,901	22,939
Intangibles	6,146	6,197
Other non current assets	1,031	409
2 Total non current assets	30,078	29,545

Total assets	35,309	35,159
Current borrowings	1,872	1,507
Other current liabilities	4,339	4,903
Non current borrowings	11,201	10,941
Other non current liabilities	4,164	4,087
3 Total liabilities	21,576	21,438

4 Equity	13,733	13,721

SELECTED ITEMS FROM THE
     statement of cash flows

	6 months to	6 months to
	Dec. 2005	Dec. 2004 (a)
	$m	$m

Net cash provided by operating activities	3,948	4,393
Net cash used in investing activities	(1,992)	(2,355)
5 Free cash flow	1,956	2,038

6 Net cash used in financing activities	(2,721)	(1,616)

Net increase/(decrease) in cash	(765)	422
(a) This is our first financial report prepared in accordance with A-IFRS. When preparing this financial report we have amended certain accounting and valuation methods applied in the previous AGAAP financial statements to comply with A-IFRS. With the exception of financial instruments, the comparative figures have been restated to reflect these adjustments. We have taken an exemption available to only apply AASB 132: ‘Financial Instruments: Disclosure and Presentation’ and AASB 139: ‘Financial Instruments: Recognition and Measurement’, from 1 July 2005.
14 www.nowwearetalking.com.au

1	Total	Total current assets decreased by $383 million to $5,231 million due to:
	current assets	•	a decrease in cash assets of $731 million as our cash balances and net cash flow generated from operations was used to fund our investing and financing activities including increased dividend payments; and
		•	an increase in other current assets of $348 million predominantly due to higher trade receivables and accrued revenues impacted by the timing of cash receipts. In addition, inventories increased due to higher inventory of mobile handsets and material held for consumption on capital work programs.

2	Total non	Total non current assets increased by $533 million to $30,078 million due to:
	current assets	•	an increase in other non current assets of $622 million due to the recognition of an interest rate swap asset on adoption of the new financial instruments accounting standard. In addition, our defined benefit assets increased as a result of actuarial gains on measurement of these assets as at the 31 December 2005 balance sheet date; and
		•	a decrease in property, plant and equipment of $38 million mainly due to the additions in our communications plant and software assets being offset by our depreciation and amortisation.

3	Total liabilities	Total liabilities increased by $138 million to $21,576 million due to:
		•	higher total borrowings of $625 million, mainly due to an increase in borrowings during the half-year and the impact of the market revaluation of certain borrowings on adoption of the new financial instruments accounting standard; and
		•	a decrease in total other liabilities of $487 million predominantly due to lower trade and other payables as a result of installment payments on the deferred settlement of the 3G radio access network. In addition, the timing of cash payments and lower accruals contributed to the decrease in total other liabilities.

4	Equity	Equity increased by $12 million to $13,733 million. This increase was due to the inclusion of our net profit for the period of $2,139 million, actuarial gain on our defined benefit assets of $223 million, adjustment on translation of financial statements of non-Australian controlled entities of $81 million and the addition of the cash flow hedging reserve of $42 million. This increase was offset by the payment of the fiscal 2005 final ordinary dividend of $2,485 million.

5	Free cash flow	Free cash flow decreased by $82 million to $1,956 million mainly due to a reduction in net cash provided by operating activities as a result of lower operating profit and higher working capital. This reduction was partly offset by a fall in net cash used in investing activities due to lower investment expenditure compared with the prior corresponding period. The prior corresponding period included the major investment acquisitions of the KAZ Group, PSINet and Telstra Business Systems.

6	Net cash used in financing activities	Net cash used in financing activities increased by $1,105 million to $2,721 million mainly due to lower net proceeds received on borrowings and increased dividend payments, partially offset by there being no share buy-back in the current half-year.

www.telstra.com 15

shareholder information
How can I access and change information about my shareholding?
You can contact the Telstra Share Registry on 1300 88 66 77 or you can visit our website at www.telstra.com.au/abouttelstra/investor/ services.cfm. From this site you can access your holding information, you can make changes to your holding record, or you can download forms to complete and return to the Telstra Share Registry to ensure that your details are up to date.
To access your shareholder information via this secure website you will need to log in using your Securityholder Reference Number (SRN) or Holder Identification Number (HIN), as well as your surname or company name and postcode.
Can I reinvest my dividends into a dividend reinvestment plan with Telstra?
Telstra does not currently have a dividend reinvestment plan (DRP). In the past, we could not easily introduce a DRP because the Telstra Corporation Act prevented a reduction in the Commonwealth’s equity below 50.1%. Since the passing of the sale legislation that restriction no longer applies, however, we are not currently looking to raise additional capital so we have not reconsidered the introduction of a DRP at this time.
What is this new website
‘www.nowwearetalking.com.au’ about?
nowwearetalking.com.au is an interactive website for shareholders, customers and anyone with an interest in the challenges facing the telecommunications industry in Australia. The site features views and opinions from industry experts and some popular blogs written by Telstra staff talking about their day-to-day work.
Shareholders are especially welcome to join and contribute to the nowwearetalking.com.au discussion forums.
Shareholders by state as at 31 December 2005

	Number of	Number of
Shareholders by state*	Shareholders	Shares
Australian Capital Territory	35,329	65,084,093
New South Wales	495,448	1,047,656,636
Northern Territory	7,663	11,979,809
Queensland	236,933	499,200,354
South Australia	120,506	234,466,080
Tasmania	23,493	42,580,559
Victoria	508,303	1,034,268,811
Western Australia	157,944	306,239,890

Total Australia	1,585,619	3,241,476,232

*	Retail Shareholders (holding less than 100,000 shares) as at 31 December 2005.
Total Shares **

[1]	i-mode and the i-mode logo are registered trade marks of NTT DoCoMo, Inc. in Japan and other countries

[2]	Consumer survey conducted by Roy Morgan Research Centre, December 2005
16 www.nowwearetalking.com.au

contact details
Telstra Corporation Limited
Incorporated in the Australian Capital Territory
Telstra is listed on Stock Exchanges in Australia, New Zealand (Wellington), and the USA (New York)
General Telstra Enquiries and Switch Board
Australia: 1300 368 387 All Other: +61(8) 8308 1721
Shareholder Enquiries
Australia: 1300 88 66 77 All Other: +61(3) 9615 9126 email: telstra@linkmarketservices.com.au website: www.linkmarketservices.com.au Facsimile: +61(2) 9287 0303
The Telstra Share Registrar
Link Market Services Limited PO Box A942 Sydney South NSW 1234 Australia
Investor Relations
Level 36, 242 Exhibition Street Melbourne Victoria 3000 Australia
David Anderson General Manger Ph: +61(3) 9634 8014
Registered Office
Level 41, 242 Exhibition Street Melbourne Victoria 3000 Australia
Douglas Gration Company Secretary Ph: +61(3) 9634 6400
Websites
Telstra’s Investor Relations home page at: http://www.telstra.com.au/abouttelstra/ investor
Telstra’s new interactive website:
http://www.nowwearetalking.com. au
Mini Glossary
ACCC Australian Competition and Consumer Commission — the body responsible for regulating the telecommunications industry ADSL Asymmetric Digital Subscriber Line — compression technology that allows voice, data, video to be delivered over an existing copper network CDMA Code Division Multiple Access — a mobile standard which provides voice, data, fax and short messaging services DSLAM Digital Subscriber Line Access Multiplexer — technology located at Telstra exchanges that separates voice and data signals FTTN Fibre to the node — infrastructure that delivers fibre close to customer premises. FTTN will deliver broadband data and potentially television services to customer premises GSM Global System for Mobile Communications — one of Telstra’s two digital networks. GSM covers 96% of the Australian population IP Internet Protocol — the method or protocol by which data is sent from one computer to another on the internet IP Core — the core element of a network which carries and logically splits voice, data and video using IP technology Multi Service Edge — technology that aggregates customer lines with multiple services such as voice, video, data and internet
Next Generation Ethernet — high speed technology that aggregates all traffic onto the IP network NGN Next Generation Network — enables multiple services such as voice, video and data to be integrated and efficiently carried over the network ULL Unconditioned Local Loop — is the use of copper wire that runs between a customer premises and the equipment at the end of the copper wire, generally located in a Telstra exchange Wireless - use of radio transmission signal to connect to a network (i.e. mobile communication) Wireline - relates to the fixed access network, that uses either existing copper or fibre lines to connect to a fixed network 3G GSM Third Generation Global System for mobile communications — is the evolution of the current GSM 2G and 2.5G technology to support voice and high speed data and multimedia services
Designed and produced by The Ball Group Melbourne and Sydney TEL0069 03/06

© Telstra Corporation Limited (ABN 33 051 775 556) 2006.
™ Trade mark of Telstra Corporation Limited.
® Registered trade mark of Telstra Corporation Limited.

31 March 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra presentation to Credit Suisse Investment Conference, Hong Kong
In accordance with the listing rules, I attach a copy of a presentation by Sol Trujillo, CEO Telstra at the Credit Suisse Investment Conference, for release to the market.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited ACN 051 775 556 ABN 33 051 775 556

Telstra Corporation Limited Credit Suisse Investment Conference Hong Kong - March 2006 Sol Trujillo Chief Executive Officer
Disclaimer These presentations include certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, these forward- looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained in these presentations. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra; the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra will operate. A number of these factors are described in Telstra’s Annual Report and Form 20-F. All forward-looking figures in this presentation are unaudited and based on AGAAP. Certain figures may be subject to rounding differences. All market share information in this presentation is based on management estimates based on internally available information unless otherwise indicated.

1

Telstra - the leading player with scale Telstra is well positioned to take advantage of truly converged communications... I Telstra offers a full suite of communications services O Wireline - unparalleled reach to customers across Australia O Wireless - already rolling out one of the world’s most advanced networks O Strong advertising & search capability via Sensis O BigPond - Australia’s largest broadband provider I The strongest brand name in the industry in Australia I The highest market share in Australia while proactively managing offshore opportunities I Ability to drive economies of scale I Strong balance sheet & cash flows allow us to fund growth opportunities
We are on the move To know our customers and meet their needs better than anyone else We are on the move: Driving a new customer experience Driving new revenue sources Driving reduced complexity in the business Driving costs down Driving a new competitive culture Driving a new regulatory agenda

2

And here’s the reason why.... Income Growth Revenue mix shifting to currently lower margin products Intense pricing pressure in a competitive market Cost Growth Before Interest We have too many of everything Regulation is increasing costs and hampering growth
1H 2006 Result was on Plan Results tracking with plan PSTN, Mobiles Sensis Strong broadband performance Dividends consistent with guidance Tracking to full year guidance Total Income +1.9% to $11,578m Costs +6.3% to $8,089m EBIT -7% to $3,489m PSTN Revenue -7.6% Volume & Price erosion in PSTN Mobiles +4.6% Sensis Revenue +5.3% Strong on-line growth On track for 6-7% revenue growth in FY06 +593k broadband customers in 1H to 2.3 million Retail SIO’s growing faster than wholesale Retail broadband revenue +63% Fully Franked Interim Ordinary Dividend 14cps Fully Franked Special Dividend 6cps Underlying EBIT -7 to -10% before strategic overlay EBIT -15 to -20% before redundancy provision EBIT - 21 to -26% with redundancy provision

3

Our Strategic Priorities We are taking the tough medicine to create long term customer value and shareholder value by... Implementing market based management to know the customer like never before Investing: Oin new services & applications to differentiate ourselves & grow revenues to take out complexity and cost - one factory to reduce workforce by 10-12k over next five years Accelerating opportunities at Sensis Targeting investment to where we can create value Not investing in services that are below cost or will destroy shareholder value
Strategic Outcomes - Progress to Feb 06 It’s early days, but there is progress in the transformation’s strategic goals... Cost reduction programs commenced 1H06 Capex saving of $300m identified, redirected to transformational projects 1000 workforce reduction since 30 June 05 (incl contractors) Market Based Management - 22,000 interviews completed. We’ve identified: 7 Needs-Based Segments 18 Product Segments 126 Micro-Segments NGN vendors signed Ericsson - 3G 850 network to over 5,000 sites Cisco - IP core Tellabs - Multi-Service Edge/SDN replacement Alcatel - IP DSLAMS and soft switches

4

CSL/New World merger First mover advantage in consolidation of HK mobile market The merged entity will be No. 1 operator in HK mobile market At least A$400m of cost savings to the merged entity The merged entity will enjoy strong brand recognition across all market segments No gain or loss on effective disposal of CSL stake and CSL carrying value The transaction meets Telstra’s strict acquisition criteria The merger enhances Telstra’s strategic options with CSL
Regulation ULL I Issue - structure and level of pricing I Our position - $30 averaged undertaking lodged I Next steps - Government decision expected early April. ACCC assessment of price level undertaking expected shortly after Safeguards I Issue - lack of regulatory certainty of commercial return on new investments IOur position - FTTN on hold as we seek new investments to be regulated like all other industries I Next steps - discussions with ACCC and Government continuing Operational Separation I Issue - legislation requires plans effecting transparency and equivalence re key wholesale services I Our position- ensure application of the principles do not impede our ability to fairly compete in the market INext steps - Minister response due end of June to our amended plan

5

Telstra’s transformation will deliver... Customer O Needs based solutions O 1 click, 1 touch, 1 screen, 1 button, 1 step O Simplified and integrated customer experience Network O Leading wireless network - Biggest network in Aust - Fastest speeds - Best in-building coverage O Australia’s largest IP network - Simpler environment - Common standards & platforms - Faster development and deployment of services O Lower costs Bigpond O Australia’s leading ISP and services entity O Targeting 55% market share by FY08 Sensis O Australia’s leading information resource O 50 years of experience managing Australia’s leading local business Financial Targets* O Revenue growth - 2.0-2.5%pa to FY10 - 20-30% from new services by FY08 O FY10 costs at same level as annualised 1H06 O EBITDA margin 50-52% by FY10 O EBITDA 3-5% growth to FY10 O CAPEX 12% of sales by FY10 O FCF - $6-7bn by FY10 O Dividend 28cps to FY08 Subject to a reasonable regulatory outcome

6

31 March 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Transcript of presentation by Sol Trujillo CEO Telstra, at the Credit Suisse Investment Conference, Hong Kong.
In accordance with the listing rules, I attach a transcript of a presentation by Sol Trujillo, CEO Telstra at the Credit Suisse Investment Conference, for release to the market.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited ACN 051 775 556 ABN 33 051 775 556

(9.50 am)	Friday, 31st March 2006
MODERATOR: Our next presentation this morning is from Telstra. We’re very pleased to have Telstra back at the conference this year. Making his first appearance at the conference, I’m very pleased to welcome the chief executive officer, Mr Sol Trujillo. Thank you, Sol.
MR TRUJILLO: Thank you. Good morning, everyone.
          I’m obviously here to talk about the leading player in Australia, and when I say “the leading player”, I always like to talk and think — given the fact that I’ve operated in the US, I’ve operated in Europe, I’ve operated basically around the world — I always like to think about scale, because scale matters in this industry. You’ve seen it almost anywhere, any continent, as you watch how the market evolves. In the case of Australia, Telstra is the player, and we do have scale. We are the biggest player in terms of wireline, the biggest player in terms of wireless, and obviously we are the player in terms of advertising, search, transaction capabilities.
          Finally in terms of our newest platform, which is really critical, I think, anywhere in the world, is the broadband platform, with our BigPond play. Obviously we are the player in terms of the marketplace.

1

          Australia is a country that is going through a transformation, in terms of the industry, because one of the things that I think needs to happen is obviously that we transform how the structure is worked, how Telstra is competed and how aggressive we will become.
          Now, also in terms of Telstra, in Australia we are the biggest brand name. Any brand recognition survey that’s done, Telstra is the name that everybody will name either one, two or three in any brand survey, which is something that we are starting to leverage and will continue to leverage, in terms of our business.
          We do have the highest share in virtually every category, and most importantly, we have the ability to drive economies of scale, which everywhere I’ve been — when I ran Orange, when I was at US West — obviously all those become critical, as you think about new technologies, and as you think about strong transitions.
          The final point that I’d just make relative to an introduction to Telstra is that obviously, as you look at our financials, we have a strong balance sheet, we have strong cash flows in terms of the business, in terms of being able to do the things that we need to do, in terms of running the business and transforming the business.
          So, as we move to the next chart here, the way

2

I like to think about what we’re doing, since I arrived last July, is that we have started the transformation, and we’re a business that’s basically what I call on the move.
          We’re on the move because we’re changing the way that we go to market; we’re changing the way we operate in terms of delivering an enhanced customer experience; we’re changing the way that we think about revenues and our sources of revenue, because one of the things that I believe fundamentally is we have our old revenue streams that are under attack, either competitively or secularly in terms of some fundamental changes that are occurring with things like PSTN, so we have to create new ones and we have to create new applications and new services. You’re seeing that with what we’re going to be doing and are starting to do, whether it be in our BigPond space, our broadband arena, or in terms of our mobile arena; and finally, in terms of how we think about our advertising business, which we have called Sensis, which is more than printing Yellow Pages. It is about online advertising, it’s about search, and it’s about transactions as we go forward.
          So we’re driving the new revenue sources. We’re also driving reduced complexity in terms of our business. When I say “complexity”, if you look at

3

Telstra, we had about 1,250 operating systems in our business. We’re going to be taking those down dramatically.
          If you look at how customers interface with Telstra — fairly complex. If you look at running three wireless networks — fairly complex. Customers have to make choices, not quite understanding the difference between CDMA and GSM, and we put them into those positions to be able to have to do that; and obviously we’re driving a new competitive culture. We are going to compete and we’re going to compete hard, and I think those that we compete with are finding that out, with some of the things that we’re now starting to do in the marketplace.
          If you look at our first-half results announcements and if you look in the broadband space, our nearest competitor grew one-fourth the amount of volume in terms of broadband connections that we did. So we are competing and we are competing hard in terms of the business.
          Finally in terms of being on the move, we are aggressively working a new regulatory agenda. That receives a lot of publicity and gets a lot of coverage, in terms of the marketplace, and in particular the media, but it is critical as well. But I just want to

4

emphasise, that’s only one dimension of the full set of issues and initiatives that we have within the business.
          In terms of the move, in terms of reminding ourselves about scale, in terms of what I’ve just talked about, it’s important to keep in mind that there’s a reason for all this. Why transform? Why drive the business the way we’re doing? Why be so aggressive on regulation? Why be so aggressive in terms of the cost structure and the numbers of people, the numbers of costs that we’re going to take out of the business, and why are we going to push so hard on innovation within the business
          Here’s why. It’s basically that if you look at our business today, we’ve had a lot of pressures that have been hitting at this company for the last few years. We have PSTN revenues that are in decline. We announced in terms of our H1 that our PSTN revenues were declining 7.6 per cent. If you look at our cost structure, when I got there and we announced our last year’s results for ‘04/’05, our retail revenues were essentially flat, while our expenses were increasing, at retail, at about 10 per cent. If you looked at our wholesale business, our wholesale revenues and wholesale costs were running at about the same amount, 13/14 per cent, at that point in time. We’re going through a migration in terms of

5

our revenue streams.
          If you look at PSTN declining at 7.6 per cent, you’re talking about a portion of the business that used to be, if you look back five or ten years ago, probably 70 to 80 per cent of the revenues of the business, and clearly 100 per cent of the profitability of the business. All of that has been eroding, so now I like to remind people that there’s a principle in life in terms of almost any business in any industry: not all revenue dollars are created equal.
          What I mean by that is that the margins are different. When you look at a PSTN business, where you didn’t have to market, promote, spend a lot of dollars to generate the dollars, because they were on, you know, recurring-revenue kinds of plans, which are stated on your monthly bill, as opposed to items that you have to re-contract literally every day in terms of your business, and you have a customer base that’s continuing to change.
          Well, we’re having to deal with all of that. We’ve got pricing pressures, we’ve got Cap plans, we’ve got a lot of things that are happening on the mobile side that are changing the structure of the business.
          Finally, we have a whole layer of complexity within this business, with technology change. When you think

6

about migrating into an IP kind of world, the customers are ready now to move into that. If you listen to any of the banking industry folks talk or if you listen to virtually any other industry, they’re changing their cost structures by leveraging the technologies that we can deliver, or, if we don’t deliver, they will find somebody that will deliver.
          So there’s a whole lot of pressures in terms of our business today that says we do have to change, we do have to transform. My belief is that we need to do it faster than anyone, we have to do it bigger than anyone, because the rewards and the price are much better than anybody else’s that we compete with within Australia.
          If you look at our first-half results then, I won’t spend a lot of time because all of you get this information and it’s all publicly available, but when we look at the results you can see that we’re basically on plan.
          What I want to do is remind you that, as we go forward, the plan that we have is extremely aggressive, because we’re fundamentally changing our go-to-market with our market-based management system that we’re putting in place, the cost take-outs, but it also means the network transformation that we’re doing, as well as the IT transformation that we’re doing, because just

7

doing the network without the IT is really a waste of money, in terms of how I think about a business like this. So we are in fact moving hard.
     But in terms of our results that we announced first half, you know, we were on plan. Our mobile results were what I would just call okay. They weren’t great, they weren’t bad; they were just okay. In terms of Sensis, they were okay for first half, but obviously we have an aggressive plan for the rest of the year, as well as for the five-year period, in terms of Sensis.
     In terms of our broadband, it was strong; it was very strong. I think all of you saw that vis-a-vis those that we compete with. Obviously our dividends and our dividend payment, we said we were going to pay the dividend, fully franked, and we stayed on what we’ve said.
     In terms of our full-year guidance, we’ve communicated that and we will continue to communicate the same guidance that we have given before.
     So let me again then revisit our strategic priorities. I like using this language inside the company, but I also like to use it when I’m talking to some of our investors that I’ve met with over the period of time that I’ve been in Australia. We do have to take some tough medicine. This is not about just deploying

8

“a” network element. It’s not about changing “a” operating system. It’s not just about introducing “a” new product or “a” new service. This is a fundamental transformation, and we’re going to have to go through about two years’ worth of tough medicine, meaning that we’re going to make some investments to take costs out, we’re going to make some investments to grow our revenue base, and we’re going to be making investments to fundamentally enable us to grow shareholder value over the next decade, not over the next quarter, or year, or two.
     So first on the front end is that we’re changing how we interface with customers. As we now start measuring our customer satisfaction, the results are starting to show effects of some of what we’re doing. We’re about to also launch, and we’re in the process now of filling jobs and doing some of the things that we’ve had work underway, of implementing what we call market-based management, which basically means that we’re segmenting the business, and segmenting more than just consumer, SME, enterprise which is what everybody tends to do. Underneath that, in the case of consumer, we have about seven segments and about 120 to 130 microsegments that we will be able to market to when we get all of our resystemisation done, and when we’ve finished some of

9

the work that we’re going to be doing in terms of our network capabilities, which will be important in terms of differentiation, because I have a fundamental belief in terms of managing business, and I’ve served on the boards of world-class companies, and it’s all the same.
     The point of differentiation that you ultimately have is not necessarily the technology. It’s about your go-to-market system, and it’s about what points of differentiation you really can deliver, and to me, in this business, because we’re a services-based business, it’s about knowing your customers better than anybody else and then executing on what you know about your customers and what their needs are.
     So we have implemented, and are, I should say, implementing, a market-based management system. As I said before, we’re investing in terms of new applications and services. If you were there in Australia during the Comm Games, you saw at the beginning of what I call the one click, one touch, one screen, one button environment for our customers, where with one of our devices here you can see — you can fill in the name on the front of the device, and this one is a Samsung device, but if we had a camera here that you could zoom in on, you could see that there are two words here: one says “Big” and one says “Pond”. Now we have

10

integrated essentially our broadband services and capabilities and made access one-button simple.
     So when you think about how we compete versus brand X, Y or Z in Australia, this is going to be dramatically different. I can show you here that right here in Hong Kong I can get to my BigPond site, probably within about 15 to 20 seconds, using a 3G phone, using essentially our CSL network as a roaming network. You can see right here, those of you that are close enough, that I’ve got the BigPond site right here.
     Does that start changing the game? Does that start making my use of your broadband services, Telstra’s, much easier, much different and in a differentiated way?
     What we were doing during the Commonwealth Games is that we were showing live broadcasts of Channel Nine, showing the Games, realtime. So we were running a series of ads in Australia basically during the Games saying you could be out in the park but pretend that you’re sitting in the stands watching the game.
     Now, most of you are familiar with mobile TV, but this is not about just mobile TV. It is about an integrated service that was fed through our BigPond application, so that if you were at home at your PC you could watch, and if you’re on the go with your device, you get the same feed, but with the other pieces of

11

information that might be relevant, when you think about stats and other things, when you want to not only view what’s going on, but get other information that’s associated.
     That’s part of the integrated experience that we’re investing in, in terms of the business, to start changing the customer experience, where it’s again one touch, one click, one button simple, because the lesson I have learned in business is that if you make it simple, people use.
     We all know the stories about the books, you know, the training manuals, the training sessions, all that sort of thing. If you’ve got to be trained, I have a rule in our company that says if it takes longer than 30 seconds for me to either intuitively figure it out or for you to explain, I probably won’t use it.
     I can teach you in five seconds or less how to get onto your BigPond site on your mobile device, and it’s reading two words and pushing one button. That’s a big deal, and we’re going to do that with many other services as we go forward.
     That also gets to Sensis. If you get onto our BigPond site or on our mobile devices, you will see Sensis prioritised. So now you want information, you want information about a business, you want to get to

12

a restaurant, you want to get wherever you want to go? It’s all now one touch, one click simple in terms of Telstra.
     So now you think about how we compete for advertising dollars with Google, with Yahoo!, with whoever: those of you who have used their services, you have multiple clicks, multiple screens, multiple rolls. Now, you can get it on most devices. So the point is not whether it’s on the device. The point is whether it’s one click, one touch, one page simple, and that’s kind of the core essence of the vision that I have for this company going forward, as we think about new products, new services, new capabilities, applications, et cetera.
     We are investing, as we speak, in terms of those capabilities, to grow revenues into the future, but it’s also about the power of integration, so that whether it be Foxtel, Sensis, BigPond, any of our core brands that we have within our business, it’s all going to be simple for a customer.
     Now, obviously part of the discipline that we are also bringing to Telstra is about investing where we can make money. That’s what we’re telling regulators, that’s what we’re telling the Government, that’s what we’re telling our investors, and that’s what we’re

13

telling our customers. We’re going to invest our resources, our capital, where we can in fact make money, and we are not investing in those services, those capabilities, that will not create value for our shareholders. That will be a strong discipline as we continue to manage this business going forward.
     So in terms of strategic outcomes, then, you know, there’s a lot of work underway. If you went into Telstra today and you know people that work there, they will tell you, they’ve never seen anything like this, the speed at which we’re moving. We announced a decision on November 14th — we had a board meeting, around our wireless 3G HSDPA 850 network. On November 15th we announced it to the market, and during the Christmas holidays we went to our vendor, which was Ericsson, and said, “You’re going to have to keep some of your factories open”, during what they would normally view as a shutdown period during the month of January, because we said we want our infrastructure hitting our docks in February, because in February we’re going to start installing the hundreds of pieces of infrastructure that we’ve got to put in place to turn up a network by the end of this year. Ericsson is doing that, we are doing that, and we’re on schedule with what we’re planning to do.

14

     Now, we’ve already commenced also the cost reduction initiatives. We’re taking out the easy things first, which is what any company would do and any CEO would do. We announced it at first-half results, we’ve taken out approximately 1,000 full-time equivalents in terms of the business, but there’s more that we’re doing and we’ll talk about those when we announce full-year results.
     In terms of market-based management, I’ve talked about that. In terms of next-generation vendors, we have negotiated the contracts. The cost points at which we have negotiated these contracts are terrific. They are very aggressive. I can also say that we are making sure that everybody that’s playing with us is going to have some element of their benefit and their payments at risk, because I am a performance-based person and I want results, not only from us but also those that we do business with.
     As we go on, then, I also want to share one other piece of news in terms of our business today, and that is that today we will be announcing the completion of the CSL/New World merger, and obviously here in Hong Kong that’s very important. We made a big investment at Telstra a few years back in terms of CSL, and we’re at a point now where we’re looking to create

15

more value, given some of the market adjustments and value adjustments that have occurred over the last couple of years.
     This merger with New World does create value, but it most importantly gets us some advantages that I think are important, as we think about the Hong Kong market.
     No. 1 is I think consolidation is important. This is an important step I think in terms of maybe a series of activities that the market will have. We will be the No. 1 operator in the Hong Kong mobile market. I mean, I stand here today, I’ve had not much to do with CSL in terms of its history. It is the No. 1 player. Those of you who live here, you know it. If you’re a user of it, you know it, and if you’re not a user of it, you probably even better know it, using the networks of those who we compete with.
     In terms of the benefits, at least 400 million of cost savings to the merged entity. The merged entity will enjoy obviously the strength of the brand that we have with CSL as the umbrella company. But we will be very focused, as we have been, in terms of the segmentation of the market and the strong segmentation that we’ve had in terms of the business.
     In terms of the gain or loss on disposal of the CSL stake and CSL carrying value, again, all these numbers

16

have been shared, and I would just say that this is part of the kind of criteria that we’re using in terms of the things that we’re going to do or not do in terms of the business.
     The final point I would just make is that Hong Kong is an important market. I think this merger and the market position that we have as the market leader creates more options and more alternatives for us, as we think about strategic plays within the region here in Asia Pac.
     I’ll move on and talk just a bit about regulation. I think it’s important, because when I think about a business like Telstra, clearly your revenue capabilities and your innovation capabilities around revenues are important, and your cost structure is important, and we’re dealing with both of those. The third thing is about how you think about your culture and other elements within your business. Finally, when you think about this notion of regulation, it also affects your ability to generate revenue growth, it affects your ability in terms of your cost structure, what you do and what you don’t do, and it also affects your ability, sometimes, to innovate.
     In the case of Australia, we’ve had a battle — I won’t underscore or understate the nature of the

17

battle — and this battle is very similar to the battles that we used to have in the States back in the mid-’90s to late ’90s, depending on the part of the US. There was a philosophy in the US that said one company invests and everybody should share off of it and share at very low cost, so that you can have a lot of competition.
     Well, I think you saw the outcomes of that. There were lots of losses, lots of investments, and the primary investors, which were the Baby Bells, stopped investing. The US — we used to be the market leader — all of a sudden fell in the rankings in terms of broadband deployments and all kinds of things. And so finally the policymakers in the US learned that that kind of direction was not a sound direction.
     Now, if you look at the WEF report that came out this week, you’ll find that the US is back on top in terms of innovation, technology use, et cetera, et cetera, under the criteria that they use, whereas the US in prior years had been much lower in the rankings. It’s all coming together because there’s an environment where investment makes sense, people are investing, there is consolidation occurring, and the economics get sounder as you go forward.
     Well, in the case of Australia, the direction has been just the opposite. The direction has been about

18

creating more regulation, more sharing, less incentive to invest, and I’ve come in basically and said that that makes no sense; from a shareholder standpoint it makes no sense, as you think about delta investments, and “delta” meaning the delta sign.
     So we’ve had a lot of debate, we’ve had a lot of discussion. It’s centred around unbundled local loop and how you price it. Do you average, do you de-average, and if you average or de-average, at what price do you set, based on what kind of costing methodology?
     Having been through these arguments before or, as I like to say, having seen this movie before, the answers are clear to me, and the outcomes should be clear to most, because now, if you look in Europe, in you look in the States, if you look in many places, you’ll see that everybody’s coming to similar kinds of conclusions.
     But we’re still waiting for decisions on unbundled local loop; we’re looking for some decisions in terms of rationality for incremental investments, where if our shareholders risk capital then they should get the benefits from it, not our competitors’ shareholders. That is a principle that we will hold true to, and this view is not only Sol’s view but it’s the view of the

19

full board of Telstra.
     Then the third issue and area of discussion has been around operational separation, where there is a view around how much separation there should be. Clearly, in my view, the amount of separation that we have in place today — if you drop in an order from Telstra on the wholesale side, if you drop in an order from any one of our competitors, they all flow through the same systems, the systems are blind to it, and the outcomes, the intervals, are all the same. Anybody can audit it, anybody can monitor it. That’s basically the argument that we’ve made, and we’ve actually shown people. So there’s a difference in rhetoric versus facts. So we’re making sure that there’s an understanding of all of that.
     So what’s the importance of that? The importance of that is that it could affect some of what we’ve talked about in terms of our strategic plan. If we get a negative unbundled local loop decision, as what might be recommended by the regulatory body, we will not build fibre to the node. We will not build fibre to the node. There’s been some people that would say, “Well, gee, it’s just Telstra gaming, it’s posturing and it’s negotiating.” Let me be clear. There once was a President in the US that said, “Read my lips.” We

20

will not build fibre to the node, because the economics make no sense.
     So that’s the second half of “Read my lips”: because the economics do not make sense to our shareholders. It’s not an emotional thing, it’s not an ego thing, it’s not a tactical thing; it’s a financial thing. If anything, we’ve just got to be clear about that.
     Does that mean that Telstra is in trouble? Does that mean that our financials go to hell? Does that mean, you know, whatever, whatever? The answer is no, because there’s multiple dimensions to this business. One is about revenue growth: will we innovate, will we create new services, will we do all that? And do we need fibre to the node to do that? Do we need fibre to the node to do what I just showed you? The answer is no.
     On the costs side, are we going to take out a lot of costs in terms of this business? The answer is yes.
     Then the third dimension is just under what conditions we will have to compete on a regulatory sense. I would just say to all of you that I have contingencies. We have plans, and what I call Plan A, Plan B or Plan C, we’re ready to go. All we need is a regulatory decision by the Government and we will

21

move.
     So, in summary, Telstra’s transformation is going to be important. It’s going to be fast-paced. But it’s going to take a couple of years before we start seeing the fruits, the big fruits, of the labour in terms of the networks, in terms of the resystemisation of the business, and obviously as we start rolling out some of the innovative new products, new services and new revenue streams, because they will enable on one side new revenues, as we think about billing, subscription, whatever, per use; but they will also enable us to start disintermediating how consumers or businesses spend on other services today.
     That’s an important point because I think a lot of people say, well, there’s not a lot more spending out there and there’s not a lot more ARPU out there because there are some price pressures on some of the existing services. The answer is, that is partially true, but at the same time there are a lot of things we don’t generate any of the revenues on today that we will start generating revenues on.
     You’ve seen on BigPond, we have BigPond movies now, we have music downloads, we have the largest amount of downloads in Australia in terms of music downloads of anybody, and Apple has been in the market, others have

22

been in the market.
     If you look at Sensis and you look at transaction revenues, you look at search revenues, if you look at the growth in our online business, which is over 50 per cent growth per year, and we have a pretty big base already, there’s a lot of new revenue sources that we have within the business.
     Obviously, as we think about Foxtel, there’s opportunities with that in terms of some of the things that we’re working now as a board at Foxtel to accelerate growth. So think about CSL and this transaction with New World — there’s a lot of things that we’ve got underway that have nothing to do with the regulator but have everything to do with managing a world-class business.
     So, in terms of our targets, you can see them up on the chart; you’ve seen them before on November 15th; you have seen us reiterate them back when we announced our first-half results — pretty clear.
     So I will stop at this point and open it up for questions, because I think that may be the more relevant use of time at this stage.
MODERATOR: Okay. We’re coming towards the end but we’ve probably got time for one or two questions from the audience, if people feel free.

23

Q.	Thanks, Sol. You’ve made a lot of mention about the regulatory environment obviously in Australia. One thing obviously that has been happening over the last couple of weeks has been a variety of mixed messages on what’s happening with regulation in Australia, a lot of talk about a compromise being reached with the regulator and also the Government.
     What’s your interpretation of the regulatory environment? In particular, do you see rationality returning between Telstra, the regulator and the Government?
MR	TRUJILLO: That’s a multi-billion-dollar question. I guess I’m always hopeful that rationality ultimately will prevail. We are having constructive conversations with the ACCC, literally as we speak.
     Beyond that, I shouldn’t comment much more, because until you reach agreements on anything, as far as I’m concerned there are no agreements. But I think that the dialogue — this morning, Minister Minchin came out and talked about how important he thought T3 was, and the fact that he wanted to see it happen and how he was going to go about doing it. I think that hopefully over the next few days or week or two or whatever you will see less rhetoric and more real conversation occurring.
     But at the end of the day we will work that side, we

24

will work it hard, because we want to be as positive and constructive as we can be in finding the right solutions for Australia for the long term.
     However, I won’t take that to the bank, I won’t bet on it, because we have our operating plans that I will bet on, in terms of how we will create value for our shareholders. If this happens, it’s an enhancement. Otherwise, we’ve got other plans that will help us create the value that we think we need.
Q.	On that point that you highlighted, obviously the focus then is on the actual underlying fundamentals of the business. I mean, to date, are you ahead of target on the operating statistics side, obviously looking at the cost-out, and you highlighted a couple of points in the slides, but are you comfortable where you sit — are you 110 per cent ahead? I mean, how far ahead are you of your internal targets at the moment?

MR	TRUJILLO: For disclosure reasons, I won’t answer it the way you’ve asked the question, but will say I’m comfortable with where we’re at. As we said at our mid-year results, we’re on plan, and I don’t see anything at this stage that will take us off plan in terms of where we want to go, because our plans are extremely aggressive in terms of the amount of cost take-out, in terms of how we think about revenue growth.

25

I’m holding our team to it and they’re delivering so far.

26

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

Name:	Fiona Mead
Title:	Acting Company Secretary
Date:	31 March 2006